FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Perle Systems Limited
(Registrant's name)

60 Renfrew Drive, Suite 100
Markham, Ontario, Canada
L3R OE1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Documents Included as Part of this Report

No. Document

  Management Information Circular Dated October 28, 2003.
  Valuation and Fairness Opinion from Crosbie & Company Inc.
  Notice of the Meeting
  Proxy
  Letter of Transmittal
  Letter to the Shareholders

PERLE SYSTEMS LIMITED

MANAGEMENT INFORMATION CIRCULAR

In connection with the special meeting of shareholders
to be held Friday, November 28, 2003

OCTOBER 28, 2003

SUMMARY TERM SHEET

The following term sheet highlights the material terms of the proposed consolidation and related transactions described in this Circular. This summary term sheet is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. Shareholders are urged to read this Circular and the Appendices hereto in their entirety. All currency amounts expressed herein unless otherwise indicated are expressed in United States dollars. In this Summary Term Sheet, the terms "we", "us", "our" and "Perle" refer to Perle Systems Limited and its consolidated subsidiaries.
The Meeting:

On Friday, November 28th, 2003 at 10:00 a.m. (Toronto time) we will hold a special meeting of our shareholders to consider a consolidation (referred to as a "reverse stock split" in the United States) of our outstanding common shares on the basis of one new Perle share for each 2 million existing Perle shares, as more fully described in this Circular. The meeting will be held at the offices of Goodman and Carr LLP, 200 King Street West, Suite 2300, 23 West Boardroom, Toronto, Ontario, Canada, unless otherwise adjourned or postponed.

Record Date:	The record date for the determination of shareholders entitled to notice of and to vote at the special meeting is October 28, 2003.
Background to the Meeting:

Royal Capital Management Inc. ("Roycap"), a private equity investment company, acquired our senior secured debt from our primary lender, a Canadian chartered bank, on June 27, 2003. The debt as of October 27, 2003 inclusive of accrued interest, amounted to approximately Cdn$25.8 million.

On July 2, 2003, Roycap also entered into a forbearance agreement with us to allow Perle and RoyCap sufficient time to develop and agree upon a plan to reorganize our debt and capital structure. Roycap extended the forbearance agreement on two occasions while various restructuring alternatives were considered by Roycap and Perle. On August 12, 2003 and October 3, 2003, we announced in press releases that various restructuring alternatives were being considered and that we believed, in all likelihood, the restructuring would yield little or no value to our shareholders.

Reasons for the Transaction:

On October 17, 2003, based on, among other things, advice from Crosbie & Company Inc., ("Crosbie") an independent financial advisor, as to the fairness of the transaction, from a financial point of view, and the current value of our shares, and the recommendation of the special committee, our board of directors approved a debt for equity conversion whereby Roycap subscribed for 500 million of our shares at a price of Cdn$0.04 per share, pursuant to a subscription and support agreement.

Our agreement with Roycap provided that the subscription price would be satisfied through the release by Roycap of Cdn$20 million of our total outstanding secured long term and current debt. The agreement further provided that, subject to approval by our shareholders, we would thereafter consolidate our outstanding shares at a ratio of 2 million existing Perle shares to 1 new common share, leaving Roycap as the sole remaining shareholder holding at least one whole new common share. As part of the debt restructuring, our forbearance agreement with Roycap was again extended to October 27, 2003 to allow for completion of the debt conversion.

On October 27, 2003, pursuant to the subscription and support agreement, the debt conversion was completed, and we entered into a revised credit agreement with Roycap pursuant to which we no longer have term debt or principal payment obligations. The purpose of the special meeting is for our shareholders to consider, and if thought advisable to pass, a special resolution authorizing the consolidation, which will result in Perle ceasing to be a public company. Subject to receiving the necessary approval of our shareholders, the consolidation will be completed following the special meeting.

Terms of the Consolidation:

If the special resolution is passed, we expect that the consolidation will become effective immediately following the special meeting, upon the filing of the articles of amendment and the issuance of a certificate of amendment giving effect to the consolidation.

Upon the effectiveness of the consolidation, each shareholder will be entitled to one new common share for every 2 million Perle shares held by the shareholder as at the effective time of the consolidation. We will not issue any fractional new common shares. Those shareholders holding fewer than 2 million Perle shares, being all shareholders other than Roycap, will be entitled to be paid Cdn$0.04 cash for each Perle share held immediately prior to the consolidation. The consideration paid to fractional shareholders, which is expected to total approximately Cdn$385,000 (to be converted to U.S. dollars on the effective date of the consolidation) will be funded by our internal cash flows and/or from funds provided directly or indirectly by Roycap.

Dissenting shareholders will be entitled to be paid the fair value of their Perle shares in accordance with the Ontario Business Corporations Act.
See the discussion under the heading "Right of Dissent" in this Circular.
Shareholder Approval Required:

For the consolidation to be approved by our shareholders in accordance with applicable law, the special resolution must be passed, with or without amendment, by at least two-thirds of the votes cast by holders of the Perle shares present or represented by proxy at the special meeting.

We are exempt from the requirement to obtain the approval of a majority of the votes cast by "minority" holders of our shares, as that term is defined in applicable Canadian securities laws, as well as the requirement to obtain a formal valuation under applicable Canadian securities laws since the transaction is not a "going private transaction" as defined under applicable Canadian securities laws because the various steps of the transaction constitute one single transaction by an arms-length creditor to acquire all of our issued and outstanding shares. Although we are not required to obtain an independent valuation, the special committee has chosen to have one prepared to ensure the fairness, from a financial point of view, of the transaction to our shareholders. Roycap has advised us that it intends to vote all of the Perle shares it owns, which represents approximately 98.1% of the total Perle shares outstanding, in favour of the special resolution. Accordingly, Roycap has a sufficient number of Perle shares to pass the special resolution.

See the discussion under the heading "Shareholder Approvals" in this Circular.
Recommendations of the Special Committee and the Board:

Our board of directors established a special committee on August 12, 2003 to consider whether the transaction with Roycap was in the best interests of Perle and our shareholders and to recommend to our board whether it should approve the transaction and recommend to our shareholders that they vote in favour of the special resolution.

Following discussion with its independent legal counsel, Crosbie and with representatives of management, consideration of the valuation and fairness opinion prepared by Crosbie at the request of the special committee and consideration of other factors considered by it to be relevant to its analysis, the special committee unanimously recommended that the board of directors approve the transaction with Roycap and recommend to shareholders that they vote in favour of the special resolution.

After due consideration of the recommendations of the special committee, the valuation and fairness opinion and other factors considered by it to be relevant to its analysis, the board members present at the directors meeting held to approve the transaction (which represented a quorum of directors) have determined that the transaction with Roycap is fair, from a financial point of view, to our Shareholders and is in the best interests of Perle and our Shareholders and recommends that shareholders vote in favour of the special resolution.

Valuation and Fairness Opinion:

The special committee engaged Crosbie to prepare the valuation and fairness opinion substantially in accordance with Canadian laws that would have been applicable if the transaction with Roycap was a "going private" transaction.

On October 17, 2003, Crosbie delivered to the special committee its oral advice as to the fairness of the transaction with Roycap and the fair market value of the Perle shares as of that date, which advice was confirmed by delivery of the written valuation and fairness opinion to the special committee on October 24, 2003. Crosbie is of the opinion that, as of October 17, 2003, the fair market value of the Perle shares was nil and the transaction with Roycap is fair, from a financial point of view, to our shareholders.

See "Information Regarding Transaction - Valuation and Fairness Opinion" in this Circular

Procedure for Receipt of Consideration:

If the special resolution is passed, each fractional shareholder (other than dissenting shareholders) will receive payment of the consideration described above as soon as practicable after the effective date of the consolidation. In order for fractional shareholders to receive the consideration, you must complete and sign the enclosed letter of transmittal (printed on yellow paper) and return it, together with the certificates representing the Perle shares held by you, to American Stock Transfer and Trust Company, which is acting as the depositary, at its offices in New York, New York, in accordance with the procedures specified in the enclosed letter of transmittal.

As soon as practicable following the effective date of the consolidation and receipt of required documents, the depositary will send or cause to be sent payment of the consideration to each fractional shareholder (other than dissenting shareholders) who has submitted a letter of transmittal in accordance with its instructions. The consideration will be converted to U.S. dollars based on the noon buying rate on the effective date of the consolidation, and the depositary will issue cheques in U.S. dollars to fractional shareholders resident in both the United States and Canada. Roycap will receive from the depositary a share certificate representing 250 new common shares upon receipt of all required documents by the depositary in accordance with the letter of transmittal.

Canadian Federal Income Tax Considerations:

A Canadian shareholder who receives a cash payment from us as a result of the consolidation will be deemed to have received a taxable dividend equal to the amount by which the payment exceeds the paid-up capital for purposes of the Income Tax Act (Canada) of the shares that are acquired by us and cancelled. The difference between the cash payment and the amount of the deemed dividend will be treated as proceeds of disposition of such shares for the purposes of computing any capital gain or capital loss arising on the disposition of the shareholder's interest in a Perle share. Special rules exist which are applicable to shareholders that are corporations, which may result in such deemed dividend being treated effectively as a capital gain.

A shareholder who is not a resident of Canada will be subject to Canadian withholding tax at the rate of 25% on the deemed dividend described above, unless the rate is reduced under the provisions of an applicable income tax treaty. For example, under the Canada-United States Income Tax Convention, the rate of withholding tax is generally reduced to 15% in respect of dividends paid to a person who is a beneficial owner of the dividends and who is a resident of the United States for the purpose of the convention.

In addition, Section 116 of the Income Tax Act (Canada) is applicable with respect to the disposition by a non-resident shareholder since the shares being disposed of constitute "taxable Canadian property" and are not listed on a prescribed stock exchange. Accordingly, unless the non-resident shareholder provides a satisfactory certificate under Section 116 of the Income Tax Act (Canada) prior to the date cash payment is made by us, we intend to withhold and remit as tax for the account of the non-resident shareholder 25% of the amount that the non-resident shareholder is otherwise entitled to receive.

The foregoing is qualified by the more detailed summary that appears under the heading "Income Tax Considerations -Canadian Federal Income Tax Considerations" in this Circular.
U.S. Federal Income Tax Considerations:

A U.S. shareholder who receives cash in exchange for their Perle shares in the consolidation will recognize taxable gain or loss, equal to the difference between the amount of cash received (unreduced for any Canadian tax withheld) and the U.S. shareholder's tax basis in the Perle shares. Any gain or loss recognized will generally be long-term capital gain or loss if a U.S. shareholder held its Perle shares for more than one year. The deductibility of capital losses is subject to limitations. A U.S. shareholder may be entitled to a United States foreign tax credit or deduction for any Canadian tax withheld. The U.S. foreign tax credit rules are complicated, and subject to various limitations under the Internal Revenue Code. U.S. shareholders who want to claim the credit should consult their own tax advisors with respect to the amount of Canadian taxes that may be claimed as a credit.

Non-corporate U.S. shareholders may be subject to backup withholding on cash payments received in the consolidation. Backup withholding will not apply, however, to a U.S. shareholder who (1) furnishes a correct taxpayer identification number and certifies that the U.S. shareholder is not subject to backup withholding on the substitute Form W-9 included in the letter of transmittal, (2) who provides a certificate of foreign status on an appropriate Form W-8, or (3) who is otherwise exempt from backup withholding. A U.S. shareholder who fails to provide the correct taxpayer identification number on Form W-9 may be subject to a $50 penalty imposed by the Internal Revenue Service.

The foregoing is qualified by the more detailed summary that appears under the heading "Income Tax Considerations - U.S. Federal Income Tax Considerations" in this Circular.

Effects of the Consolidation on Markets and Listing:

At our request, our common shares were delisted from the Toronto Stock Exchange on October 7, 2003. On the effective date of the consolidation, we intend to file a Form 15 with the SEC to suspend our continuous reporting obligations and deregister our shares under applicable U.S. federal securities laws, following which our shares will not be eligible to trade on the OTC Bulletin Board in the United States. We will also file an application with Canadian securities regulators to cease to be a reporting issuer in those provinces and territories where we are currently a reporting issuer. As a result, we will revert to "private company" status.

Right of Dissent:

You have the right to dissent in respect of the consolidation and to be paid the fair value of your Perle shares, provided you strictly comply with the provisions of applicable law. Failure by a dissenting shareholder to adhere strictly to the requirements of Section 185 of the Ontario Business Corporations Act may result in the loss or unavailability of rights under that section.

See the discussion under the heading "Right of Dissent" in this Circular, as well as Appendix B attached to this Circular.

SUMMARY TERM SHEET 1

GLOSSARY OF TERMS 1

Notice to u.s. shareholders 4

forward-looking statements 4

exchange rate information 4

GENERAL PROXY INFORMATION 5

Solicitation of Proxies 5

Appointment of Proxyholders 5

Deposit of Proxies 5

Revocation of Proxies 5

Voting of Proxies 6

Non-Registered Shareholders 6

Voting Shares and Principal Shareholders 6

Record Date 7

INFORMATION REGARDING THE CONSOLIDATION 7

Background and Purpose of the Meeting 7

Reasons for the Consolidation 9

Terms of the Consolidation 9

Shareholder Approval 10

Formation and Organization of Special Committee 10

Deliberations and Recommendations of the Special Committee and the Board 10

Valuation and Fairness Opinion of Crosbie to the Special Committee 12

Procedure for Receipt of Consideration 15

income tax considerations 17

Canadian Federal Income Tax Considerations 17

U.S. Federal Income Tax Considerations 19

Right of Dissent 20

Expenses of the Consolidation 20

Effect of the Consolidation on Markets and Listings 20

Information regarding the company 21

General 21

Price Range and Trading Volumes of the Perle Shares 22

Management of Perle 23

Dividend Policy 24

Ownership of Securities of Perle 24

Commitments to Acquire Securities of Perle 24

Previous Distributions by Perle of its Securities 24

Indebtedness of Directors and Executive and Senior Officers 25

Arrangements with Directors and Senior Officers 26

Interests of Insiders in Material Transactions 26

Material Changes and Other Information Concerning Perle 27

Additional Information 27

information in respect of roycap 27

APPROVAL 28

Appendix A SPECIAL RESOLUTION A-1

Appendix B SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT B-1

Appendix C SECTION 185 OF THE ontario BUSINESS CORPORATIONS ACT C-1

APPENDIX D VALUATION AND FAIRNESS OPINION D-1

GLOSSARY OF TERMS

The following terms and expressions used in this document have the following meanings, unless the context otherwise requires.

"affiliate" has the meaning ascribed thereto in the OBCA;

"associate" has the meaning ascribed thereto in the OBCA;

"Board of Directors" or "Board" means the board of directors of Perle;

"Business Day" means any day other than a Saturday, a Sunday or a day that is treated as a holiday at Perle's principal executive offices in Toronto, Ontario;

"Circular" means this management information circular, including all appendices thereof;

"Close of Business" on any given date means the time on such date (or, if such date is not a Business Day, the next following Business Day) at which the office of the Depositary in the City of New York, New York becomes closed to the public;

"Consideration" means Cdn$0.04 in cash for each Perle Share held by Shareholders as of the Record Date (payable as soon as practicable following the Effective Date), converted to U.S. dollars based on the Noon Buying Rate on the Effective Date, as more fully described in this Circular;

"Consolidation" means the consolidation of all of the issued and outstanding Perle Shares on the basis of 1 New Common Share for 2 million Perle Shares, as more fully described in this Circular;

"Crosbie" means Crosbie & Company Inc., the independent financial advisor to the Special Committee;

"CVMQ" means the Commission des valeurs mobilieres du Quebec;

"Debt Conversion" means Roycap's subscription for 500 million Perle Shares at a price of Cdn$0.04 per share in consideration of the release by Roycap of an aggregate of Cdn$20 million of Perle's total outstanding secured long term and current debt, pursuant to the terms of the Subscription and Support Agreement;

"Depositary" means American Stock Transfer and Trust Company at its offices specified in the Letter of Transmittal;

"Dissenting Shareholder" means a registered Shareholder who, in connection with the Special Resolution, has exercised the right to dissent pursuant to section 185 of the Act in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of the Perle Shares held by that Shareholder;

"Effective Date" means the date shown on the certificate of amendment to be issued in respect of the Consolidation, which date is anticipated to be November 28, 2003;

"Fairness Opinion" means the written opinion dated October 24, 2003 and effective as of October 17, 2003 of Crosbie to the Special Committee as to the fairness of the Transaction, from a financial point of view, to the Shareholders, a copy of which is included in Appendix D to this Circular;

"Fractional Shareholders" means Shareholders who own less than one whole New Common Share after giving effect to the Consolidation;

"Letter of Transmittal" means the Letter of Transmittal (printed on yellow paper) in the form accompanying this Circular, or a facsimile thereof;

"Management" means the management of Perle;

"Meeting" means the special meeting of Shareholders to be held on Friday, November 28, 2003 to consider the approval of the Special Resolution, and any adjournments or postponements thereof;

"Minority Shareholders" means the "minority" holders of Perle Shares as such term is defined in OSC Rule 61-501;

"New Common Shares" means the common shares of Perle following the Consolidation;

"Notice" means the notice of the Meeting accompanying this Circular;

"OBCA" or "Act" means the Ontario Business Corporations Act, as amended;

"OSA" means the Securities Act (Ontario), as amended;

"OSC" means the Ontario Securities Commission;

"OSC Rule 61-501" means Rule 61-501 - Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions of the OSC;

"OTCBB" means the OTC Bulletin Board;

"Perle" or the "Company" means Perle Systems Limited, a corporation formed under the laws of Ontario;

"Perle Shares" means the common shares of Perle existing prior to the Consolidation;

"Record Date" means October 28, 2003, the record date for receiving notice of and voting at the Meeting;

"Roycap" means Royal Capital Management Inc.;

"SEC" means the United States Securities and Exchange Commission;

"Shareholders" means the holders of Perle Shares, and "Shareholder" means any one of them;

"Special Committee" means the independent committee of the Board established by the Board by way of a resolution as of August 12, 2003 and consisting of Messrs. Scott and Sundstrom, each of whom is an independent director of the Company;

"Special Resolution" means the special resolution of the Shareholders to be considered at the Meeting to effect the Consolidation, substantially in the form set forth in Appendix A to this Circular;

"Subscription and Support Agreement" means the subscription and support agreement entered into between Perle and Roycap, dated October 17, 2003;

"Tax Act" means the Income Tax Act (Canada), including all regulations made thereunder, and all amendments to such statute and regulations from time to time;

"Transaction" means the Debt Conversion, proposed Consolidation and related transactions, including the issue or payment to Fractional Shareholders of the Consideration;

"TSX" means the Toronto Stock Exchange;

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"Valuation" means the formal written valuation of the Perle Shares dated October 24, 2003 and effective as of October 17, 2003 delivered by Crosbie to the Special Committee, a copy of which is included in Appendix D to this Circular.

Notice to U.S. Shareholders

The solicitation and transactions contemplated herein are made by Perle, a Canadian "foreign private issuer" (as defined in Rule 3b-4 under the U.S. Exchange Act), which has prepared this Circular in accordance with Canadian corporate and securities law requirements. U.S. Shareholders should be aware that such requirements are different from those applicable to proxy statements prepared in accordance with U.S. corporate and securities laws, and that this Circular has not been filed with the SEC or the securities regulatory authority of any state within the United States.

The enforcement by U.S. shareholders of civil liabilities under U.S. securities laws may be adversely affected by the fact that Perle is organized under the laws of Ontario, that most of its officers and directors are residents of Canada, that experts named in this Circular, or in the documents incorporated by reference into this Circular, are residents of countries other than the United States, and that all or a substantial portion of the assets of Perle and such persons may be located outside the United States. As a result, it may be difficult or impossible for U.S. Shareholders to effect service of process within the United States upon Perle or any of its directors or officers. In addition, U.S. shareholders should not assume that the courts of Canada (a) would enforce judgments of U.S. courts obtained in actions against Perle or its directors or officers predicated upon civil liabilities under U.S. federal securities laws or state "blue sky" securities laws of any state within the United States or (b) would enforce, in original actions, liabilities against Perle or its directors or officers predicated upon civil liabilities under U.S. federal securities laws or state "blue sky" securities laws of any state within the United States.

Forward-Looking Statements

Certain statements included in this Circular constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this Circular, words such as "may", "will", "anticipate", believe", "plan", "estimate", "expect", "intend" and similar expressions to are intended to identify forward-looking statements. The forward-looking statements are not historical facts but reflect the Company's reasonable assumptions and current expectations regarding future results or events and the Company cannot assure Shareholders that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including the risks described in the Company's continuous disclosure documents filed with the SEC and Canadian securities regulators.

Exchange Rate Information

The Company presents its consolidated financial statements in U.S. dollars. In this Circular, except where otherwise indicated, all dollar amounts are expressed in U.S. dollars. References to "$" and "US$ " are to U.S. dollars and references to "Cdn$" are to Canadian dollars.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

	Year Ended May 31,			Nine Months Ended February 28,
	2001	2002	2003	2002	2003
High	0.6831	0.6622	0.7437	0.6622	0.6720
Low	0.6333	0.6200	0.6264	0.6200	0.6264
Period End	0.6468	0.6547	0.7293	0.6231	0.6720
Average	0.6596	0.6379	0.6589	0.6373	0.6444

The following table sets forth, for each of the last six months, the low and high exchange rates and the exchange rate at the end of the month for Canadian dollars expressed in United States dollars, based on the inverse of the Noon Buying Rate:

	Last Six Months
	April	May	June	July	August	September
High	0.6975	0.7437	0.7492	0.7481	0.7228	0.7424
Low	0.6737	0.7032	0.7263	0.7085	0.7092	0.7207
End of Month	0.6975	0.7293	0.7376	0.7105	0.7220	0.7404

On October 28, 2003 the inverse of the Noon Buying Rate was Cdn$1.00 = US$0.7629

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by management of Perle Systems Limited (the "Company") for use at the Special Meeting of Shareholders (the "Meeting") to be held on Friday, November 28, 2003, at 10:00 a.m. (local time in Toronto) at the offices of Goodman and Carr LLP, 200 King Street West, Suite 2300, 23 West Boardroom, Toronto, Ontario, Canada M5H 3W5, or at any adjournment(s) thereof, for the purposes set forth in the accompanying notice of the Meeting (the "Notice"). It is expected that proxies will be solicited primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers, employees and agents of the Company at nominal cost. The cost of the solicitation by management will be borne by the Company. Except as otherwise indicated, all dollar figures contained herein are stated in U.S. currency and information contained herein is given as at October 28, 2003.

This Circular and the accompanying proxy are expected to be mailed to Shareholders on or about November 5, 2003.

Appointment of Proxyholders

The persons named in the enclosed form of proxy are directors and/or officers of the Company. A Shareholder has the right to appoint a person (who need not be a shareholder) other than those named in the enclosed form of proxy to attend, act and vote for such Shareholder at the Meeting. A Shareholder desiring to appoint some other person to represent such Shareholder at the Meeting may do so either by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

Deposit of Proxies

In order to be effective, proxies must be deposited with the Secretary of the Company, c/o CIBC Mellon Trust Company, the Company's Canadian transfer agent, at 200 Queens Quay East, Unit # 6, Toronto, Ontario, Canada, M5A 4K9, Attention: Proxy Department, returned by mail in the envelope provided for that purpose or delivered in person to CIBC Mellon Trust Company not later than 5:00 p.m. (local time in Toronto) on November 26, 2003 or in the case of an adjournment, by no later than 5:00 p.m. (local time in Toronto) on the second Business Day immediately preceding the date of such adjourned meeting. The proxy must be signed by the Shareholder, or by his or her attorney authorized in writing, as his or her name appears on the Company's register of shareholders. If the Shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

Revocation of Proxies

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing, or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Company at 60 Renfrew Drive, Suite 100, Markham, Ontario, Canada L3R 0E1 at any time up to 5:00 p.m. (local time in Toronto) on the last Business Day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

The persons named in the enclosed form of proxy will vote or withhold from voting the Perle Shares in respect of which they are appointed in accordance with the directions of the Shareholders appointing them. If no direction is made in a proxy with respect to any matter set out therein, the proxy will be voted FOR such matter.

The enclosed form of proxy confers discretionary authority upon the person(s) named therein with respect to amendments or variations to matters identified in the Notice to which the proxy relates and with respect to other matters which may properly come before the Meeting. As of the date of this Information Circular, Management knows of no such amendment, variation or other matter to come before the Meeting. However, if any matter(s) not now known to Management of the Company would properly come before the Meeting, the shares represented by the proxy hereby solicited will be voted on such matters in accordance with the best judgment of the person(s) voting the shares represented by such proxy.

Non-Registered Shareholders

Only registered Shareholders of the Company or the persons they appoint as their proxies are entitled to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered in the name of the nominee such as an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Perle Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) or clearing agency (such as The Canadian Depository for Securities Limited and the Depository Trust Company) of which the Intermediary is a participant.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either be given a form of proxy or request for voting instructions (often called a "proxy authorization form"). In either case, Non-Registered Holders who wish their Perle Shares to be voted at the Meeting should carefully follow the instructions of their Intermediary or other nominee, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Voting Shares and Principal Shareholders

The authorized capital of the Company consists of an unlimited number of common shares, without par value. As at October 28, 2003, there were 509,592,293 Perle Shares issued and outstanding. Each Perle Share entitles the holder thereof to one vote in respect of each matter to be voted upon at the Meeting.

The Company will prepare, not later than ten days after the Record Date, a list of Shareholders who were registered on the records of the Company or its transfer agent CIBC Mellon Trust Company, as of the Record Date. Each Shareholder named on the list is entitled, upon providing satisfactory identification to the scrutineers, to vote the Perle Shares shown in such list as being held by such Shareholder (other than shares for which a proxy has been given and not revoked) at the Meeting.

To the knowledge of the directors and officers of the Company as at October 28, 2003, no person beneficially owned or exercised control or direction over shares carrying more than 10% of the votes attached to all of the outstanding Perle Shares except for Roycap, which beneficially owns, directly or indirectly, or exercises control or direction over, in aggregate 500 million Perle Shares, representing 98.1% of the total Perle Shares outstanding, and warrants entitling Roycap to purchase 2,898,073 Perle Shares at an exercise price of Cdn$0.43.

In addition, there are 172,894 options to acquire common shares of Perle outstanding. Option holders have received notice of the acceleration of the vesting of these options, such that any options not exercised prior to 10:00 a.m. on November 27, 2003, shall expire. It is anticipated that all options will expire and be cancelled prior to the Effective Date.

The following table discloses the number of Perle Shares owned, directly or indirectly, or over which control or direction is exercised, by officers and directors of Perle as at October 28, 2003 and the Consideration each officer and director will receive following the completion of the Consolidation:

Name	Number of Perle Shares	Consideration to be received following the Consolidation
Joseph Perle	1,074,257	Cdn$42,970
E. Duff Scott	2,000	Cdn$80
Lawrence Chernin	500	Cdn$20
Neil Sundstrom	9,000	Cdn$360
Geoffrey Matus	73,696	Cdn$2,948
John Feeney	27,236	Cdn$1,089

Record Date

The record date for the purpose of determining the shareholders entitled to receive notice of the Meeting has been fixed as October 28, 2003 (the "Record Date"). In accordance with the provisions of the OBCA, the Company has prepared a list of Shareholders as at the close of business on the Record Date. Each holder of Perle Shares named in the list will be entitled to one vote for each Perle Share held on all resolutions put forth at the Meeting for which such shareholder is entitled to vote, except to the extent that: (i) the Shareholder has transferred any of his or her Perle Shares after the Record Date; and (ii) the transferee of those Perle Shares produces properly endorsed share certificates or otherwise establishes that he or she owns the Perle Shares and demands, at any time prior to the Meeting, that his or her name be included in the list of Shareholders before the Meeting, in which case the transferee will be entitled to vote such common shares at the Meeting. The failure of a Shareholder to receive the Notice does not deprive him or her of the right to vote at the Meeting.

INFORMATION REGARDING THE CONSOLIDATION

Background and Purpose of the Meeting

Perle was founded in 1976 and is a developer, manufacturer and vendor of high-reliability and richly-featured networking products. These products are used to connect remote users reliably and securely to central servers for a wide variety of business applications. Perle specializes in Internet Protocol (IP) connectivity applications, including a focus on mid-size IP routing solutions. Product lines include routers, remote access servers, serial/console servers, emulation adapters, multi-port serial cards, multi-modem cards, print servers and network controllers. Perle has offices and representative offices in 12 countries in North America, Europe and Asia and sells its products through distribution channels worldwide.

In order to maintain its competitive position, Perle undertook a series of acquisitions commencing in fiscal 1999, through to fiscal 2003. In 1999, the Company acquired Prominent Industries Ltd. and the associated group of Specialix companies of the United Kingdom ("Specialix") and purchased the Affinity emulation card technology from Development Concepts Inc. of the United States. During 2000, the Company acquired Chase Research Limited and associated companies of the United Kingdom ("Chase") and purchased the router and voice over IP technology from Zeta Communications Limited of the United Kingdom ("Zeta"). During 2001, the Company purchased PORTel RAS card technology from PORTel (Pty) Ltd of Australia. The Company also acquired in this year the router product line of TriNexus Communications Inc ("TriNexus"). This strategically important product line has allowed Perle to further develop its important IP-based connectivity lines.

During the years 2000-2003, Perle has integrated the operations of Perle, Specialix and Chase, consolidating all administrative, marketing, accounting, research and development, manufacturing and logistics functions in Canada. Sales and service functions have been decentralized into three regions, the United States; Europe, Middle-East and Africa; and Asia-Pacific. As part of the integration process, Perle continued to build on its new corporate brand logo and product positioning tag line "Essential Network Connectivity", reflecting the broader product offering and wider market appeal resulting from the integration of the product lines acquired in the acquisitions of Specialix, Chase and TriNexus, uniting the Company's portfolio of products under one brand. Perle also streamlined and developed its distributor and reseller partners in each region.

The global slowdown in the network industry, which started late in the third and fourth quarters of fiscal 2000, has continued through fiscal 2003 resulting in significantly reduced sales levels. Management was responsive in matching the Company's expense base with its lower revenue stream and maintained a sound working relationship with its vendors and secondary debt lenders, obtaining extended credit terms to ensure that the Company's operations were uninterrupted. Perle also undertook staff restructurings, reducing its staff from 320 in February 2000 to 85 in October 2003. Perle's sales for fiscal 2001, 2002 and 2003 were $36,791,778, $30,455,314 and $22,864,315, respectively, and it incurred net after tax losses in each of these fiscal years of $(2,465,938), $(5,282,181) and $(4,950,782). The Company took a charge of $11.9 million in fiscal 2001 and $575,000 in fiscal 2002 in respect of expenses for these restructurings.

In order to maintain a balanced cash flow stream, the Company renegotiated and consolidated its long term and operating debt with it's primary lender, a Canadian chartered bank, on May 31, 2001 on more favourable repayment terms. On December 19, 2002, Perle's primary lender agreed to further revise the terms of its credit agreement with the Company, which resulted in additional working capital for the Company including a reduction in the interest rates on its short and long-term debt to Canadian prime rate, a conversion of $4.22 million (Cdn$6.45 million) of the Company's operating line of credit into a long-term loan, the deferral of principal payments on the long-term loan for the period November 2002 to May 2003, and the extension of the repayment terms of the long-term loan to fiscal 2004, 2005 and 2006. The revised terms required the Company to continue to meet certain financial targets in each quarterly fiscal reporting period.

In addition, Perle agreed to issue to its primary lender warrants to acquire up to 2,898,073 of its common shares and cancelled 500,000 warrants previously issued to its primary lender. Perle was entitled to purchase, at any time prior to May 31, 2006, up to 1,400,000 of these warrants at a nominal amount and on a pro rata basis, on early repayment of a portion of its credit facility.

On April 1, 2002, Perle's common shares were delisted from the NASDAQ Stock Market as a result of its inability to maintain a US$1.00 minimum bid price and became eligible to trade on the OTCBB.

In February 2003, the Company's primary lender requested that Perle attempt to find a means of introducing new capital into the business, via an external investor, merger with a competitor or the sale of the company. Perle's Management made every effort to comply with his request, including working with its primary lender's advisers, but was not able to attract any interest. During May 2003, Perle advised its primary lender that it would not be in a position to meet its principal debt repayments, scheduled to re-commence in June 2003. The Company's primary lender introduced Perle to Roycap, a private equity investment company. After undertaking due diligence, Roycap purchased Perle's senior secured debt from its primary lender. RoyCap also entered into a forbearance agreement with the Company to allow Perle and RoyCap sufficient time to develop and agree upon a plan to reorganize the Company's debt and capital structure. Roycap extended the forbearance agreement on two occasions while various restructuring alternatives were considered by Roycap and the Company. On August 12, 2003 and October 3, 2003, the Company announced in press releases that various restructuring alternatives were being considered and that it believed, in all likelihood, the restructuring would yield little or no value to Shareholders.

The Company's listing on the TSX was suspended on September 4, 2003 and at Perle's request, its common shares were delisted on October 7, 2003.

Reasons for the Consolidation

On October 17, 2003, based on, among other things, advice from Crosbie as to the fairness of the Transaction and the current value of the Perle Shares, and the recommendation of the Special Committee, the Board of Directors approved a debt for equity conversion whereby Roycap subscribed for 500 million Perle Shares at a price of Cdn$0.04 per share, pursuant to the Subscription and Support Agreement. The Subscription and Support Agreement provided that the subscription price would be satisfied through the release by Roycap of Cdn$20 million of Perle's total outstanding secured long term and current debt. The agreement further provided that, subject to approval by the Shareholders, Perle would thereafter consolidate the Perle Shares at a ratio of 2 million Perle Shares to 1 New Common Share, leaving Roycap as the sole remaining Shareholder holding at least one whole New Common Share. As part of the debt restructuring, the forbearance agreement between Perle and Roycap, was again extended until October 27, 2003 to allow for completion of the Debt Conversion.

On October 27, 2003, pursuant to the Subscription and Support Agreement, the Debt Conversion was completed, and Perle and Roycap entered into a revised credit agreement pursuant to which Perle no longer has term debt or principal payment obligations. The purpose of the Meeting is for the Shareholders to consider, and if thought advisable to pass, the Special Resolution authorizing the Consolidation which will result in Perle ceasing to be a public company. Subject to receiving the necessary approval of the Shareholders, the Consolidation will be completed following the Meeting on the Effective Date.

Terms of the Consolidation

The Consolidation, which is being carried out pursuant to section 168 of the Act, will be effected in accordance with the terms of the Special Resolution, substantially in the form set forth in Appendix A to this Circular. If the Special Resolution is passed, it is expected that the Consolidation will become effective on the Effective Date, upon filing of the articles of amendment and the issuance of a certificate of amendment giving effect thereto.

On the Effective Date:

    all of the Perle Shares will be changed into New Common Shares on the basis of 1 New Common Share for every 2 million Perle Shares;

    holders of Perle Shares will not be entitled to receive certificates for fractional New Common Shares, and will not be entitled to exercise any of the rights of Shareholders in respect of any fractional New Common Shares other than the right to receive payment, without interest, of the sum of Cdn$0.04 in cash for each Perle Share held immediately prior to the Consolidation;

    the Perle Shares will no longer be outstanding; and

    New Common Shares will be issued to any Shareholder who is entitled to receive at least one whole New Common Share pursuant to the Consolidation, with Roycap anticipated to be the only shareholder of Perle entitled to receive one whole New Common Share, making it the sole shareholder of Perle following the Consolidation.

Following the Consolidation, the Company will continue to carry on its business operations with the same assets and liabilities. Accordingly, the Consolidation is not expected to have any significant effect on the business of the Company or the Company's relationships with its customers and suppliers. The tax implications of the Consolidation for Shareholders are summarized under the heading "Income Tax Considerations" .

The foregoing description of the Consolidation is qualified in its entirety by reference to the full text of the Special Resolution which is attached as Appendix A to this Circular. Dissenting Shareholders will be entitled to be paid the fair value of their Perle Shares in accordance with the Act, as described below under the heading "Right of Dissent" as well as in Appendix B to this Circular.

Shareholder Approval

In order to be effective, the Special Resolution must be approved, with or without amendment, by at least two-thirds of the votes cast by holders of the Perle Shares present or represented by proxy at the Meeting.

Perle is exempt from the requirement to obtain the approval of a majority of the votes cast by "minority" holders of Perle Shares, as such term is defined in OSC Rule 61-501 and the requirement to obtain a formal valuation. Minority approval will not be required under OSC Rule 61-501 since the Transaction is not a "going private transaction" as defined in subsection 1.1(3) of OSC Rule 61-501 because the various steps of the Transaction constitute one single transaction by an arms-length creditor to acquire all of the issued and outstanding Perle Shares, which was agreed to by Perle and Roycap pursuant to the Subscription and Support Agreement. Although Perle is not required to obtain an independent valuation, the Special Committee has chosen to have one prepared to ensure the fairness, from a financial point of view, of the Transaction. Roycap has advised Perle that it intends to vote all of the Perle Shares owned, which represents approximately 98.1% of the total Perle Shares outstanding, in favour of the Special Resolution. Accordingly, Roycap has a sufficient number of Perle Shares to pass the Special Resolution. All of the officers and directors of Perle, to the extent they are Shareholders, intend to vote their Perle Shares in favour of the Special Resolution.

The form of proxy (printed on blue paper) delivered with this Circular provides a means for a Shareholder to vote for or against the Special Resolution. The form of proxy further provides that if a Shareholder using the proxy does not specify whether such shares are to be voted for or against this resolution the proxyholder will vote FOR the Special Resolution.

Formation and Organization of Special Committee

On August 12, 2003 the Board established a Special Committee of the Board comprised of Messrs. E. Duff Scott and Neil Sundstrom, each of whom is independent of the Company, to consider whether the Transaction is in the best interests of the Company and the Shareholders and to recommend to the Board whether it should approve the Transaction and recommend to the Shareholders that they vote in favour of the Special Resolution.

The Special Committee was authorized to retain independent legal counsel and independent financial advisors to assist it in carrying out its responsibilities. The Special Committee retained the law firm of Goodmans LLP to serve as independent legal counsel to the Special Committee. The Special Committee also retained Crosbie to serve as financial advisor to the Special Committee and to prepare a formal valuation and provide an opinion as to the fairness of the Transaction, from a financial point of view, to the Shareholders.

Deliberations and Recommendations of the Special Committee and the Board

The Special Committee formally met four times during the period from when it was established and October 17, 2003, being the date that the Special Committee delivered its formal report and recommendation on the Transaction to the Board. Messrs. Scott and Sundstrom also had numerous informal discussions and communications with each other, Management and the Special Committee's legal and financial advisors during this period in which they discussed the Transaction and other matters related to the Special Committee's mandate.

Immediately following its establishment on August 12, 2003, the Special Committee met to discuss the terms of the Transaction as proposed by Roycap. At this meeting the Special Committee determined that, despite advice from its independent legal advisors that this was not legally required, it would retain an independent financial advisor to provide a formal valuation of the Perle Shares and an opinion as to the fairness of the Transaction, from a financial point of view, to the Shareholders.

During the course of its proceedings and deliberations, the Special Committee considered the merits and terms of the Transaction and its likely effect on the Company and the Shareholders, the alternatives to the Transaction available to the Company, Management's views on the Transaction and the Company's prospects, the reasons for the Transaction and periodic reports from Crosbie as to its ongoing valuation work, and ultimately, the results of its analysis. The Special Committee and its advisors also contacted representatives of the Company on a number of occasions to obtain additional information required by the Special Committee with respect to certain terms of the Transaction.

During August and September 2003, the Special Committee received presentations and reports from Management with respect to:

    Roycap and Roycap's proposal to restructure the Company's debt and capital structure;

    the possible alternatives to Roycap's restructuring proposal;

    Perle's business, operations and financial condition; and

    the effect of the proposed Transaction on Perle, its shareholders and creditors.

As a result of these presentations and in light of (i) Management's unsuccessful attempts to obtain additional outside financing for the Company or to secure a sale of the Company or similar strategic transaction, and (ii) Roycap's clearly stated position that it was unwilling to allow Perle to continue operating in its existing financial condition, the Special Committee concluded that the only feasible alternative to the Transaction would be to liquidate or restructure the Company in a formal or informal insolvency proceeding (the "Insolvency Alternative"). In evaluating possible alternatives to the Transaction, the Special Committee also noted that because Perle was in default under its senior secured debt, Roycap could unilaterally choose to pursue to the Insolvency Alternative at any time.

During their presentations and reports to the Special Committee, Management consistently indicated to the Special Committee that it strongly preferred the Transaction to the Insolvency Alternative based on its belief that the Insolvency Alternative would be extremely damaging to the Company's business operations and relationships with customers and suppliers.

Throughout early September, 2003 the members of the Special Committee met with and interviewed candidates for the role of independent financial advisor to the committee. On September 24, 2003, the Special Committee formally retained Crosbie as independent financial advisor.

Between October 9, 2003 and October 17, 2003 representatives of the Company and Roycap negotiated and finalized the terms of the Subscription and Support Agreement.

On October 16, 2003, Mr. Scott received an update from Crosbie as to the progress of Crosbie's analysis of the Transaction. Crosbie indicated that its preliminary conclusion was that the Transaction was fair, from a financial point of view, to the Shareholders and that it expected that its valuation of the Perle Shares - under both a liquidation scenario and in a going concern scenario - would indicate that the fair market value of the Perle Shares was nil. The Special Committee met later that day to consider and discuss Crosbie's preliminary conclusions. At this meeting, the Special Committee decided that, subject to Crosbie reconfirming the conclusions that had been conveyed to Mr. Scott, it was inclined to support the Transaction and recommend its approval to the Board. In considering the merits of the Transaction, the Special Committee noted in particular that Shareholders and unsecured creditors of Perle would receive some consideration pursuant to the Transaction whereas under the Insolvency Alternative, Crosbie's analysis indicated that Shareholders and unsecured creditors would not receive any consideration.

On October 17, 2003, Crosbie delivered to the Special Committee its oral advice as to the fairness of the Transaction and the fair market value of the Perle Shares as of that date, which advice was confirmed by delivery of the Valuation and Fairness Opinion on October 24, 2003, which is summarized below and attached as Appendix D to this Circular. At this meeting Crosbie confirmed that it was confident that it would be able to deliver to the Special Committee an opinion that the Transaction was fair, from a financial point of view, to the Shareholders. Crosbie also confirmed that it expected that its valuation would indicate that the fair market value of the Perle Shares - under both a liquidation scenario and in a going concern scenario - was nil.

After further discussion, including consideration of the terms of the Subscription and Support Agreement, the Insolvency Alternative and the lack of other alternatives available to the Company, and the other factors described below, the Special Committee concluded unanimously to approve the Transaction and to recommend that the Board approve the Transaction and recommend that the Shareholders approve the Transaction. A meeting of the Board was then convened and the Special Committee presented its conclusions and recommendations to the Board.

After due consideration of the recommendations of the Special Committee and the factors described below, the members of the Board present at the directors meeting held to approve the Transaction (which represented a quorum of directors) have determined that the transaction with Roycap is fair, from a financial point of view, to the Shareholders and is in the best interests of the Company and the Shareholders and recommends that the Shareholders vote in favour of the Special Resolution.

The Special Committee and the Board, in consultation with their respective legal advisors, Crosbie and Management, considered a number of factors in reaching these conclusions, including:

  the Consideration to be paid to Fractional Shareholders is above the fair market value of the Perle Shares established by the Valuation;

  the opinion of Crosbie that the Transaction is fair, from a financial point of view, to the Shareholders;

  the terms and conditions of the Subscription and Support Agreement;

  the Company's current financial condition and future prospects;

  the limited alternatives to the Transaction available to the Company;

  Roycap's ability to unilaterally pursue the Insolvency Alternative at any time; and

  the ability of Shareholders to exercise dissent rights with respect to the Consolidation.

  The foregoing discussion of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but is believed to include all material factors considered. In addition, in reaching the determination to approve the Transaction and to recommend approval of the Special Resolution, the Special Committee and the Board did not find it practical to, nor did they assign any relative or specific weight to the foregoing factors, and individual directors may have given different weight to different factors.

  Valuation and Fairness Opinion of Crosbie to the Special Committee

  Although Perle was not required to obtain an independent valuation, the Special Committee has chosen to have one prepared to ensure the fairness, from a financial point of view, of the Transaction. The Special Committee engaged Crosbie on September 24, 2003 to prepare a formal valuation of the Perle Shares and to provide Perle with its opinion as to the fairness of the Consideration under the Transaction, from a financial point of view, to the Shareholders. Crosbie's engagement was later formalized pursuant to an engagement letter dated October 10, 2003.

  The full text of the Valuation and Fairness Opinion, which sets forth, among other things, the scope of Crosbie's review and assumptions, limitations and methodologies relied upon by Crosbie in preparing the Valuation and Fairness Opinion, is included in Appendix D to this Circular. Shareholders are urged to read the Valuation and Fairness Opinion carefully and in its entirety.

  Valuation and Fairness Opinion

  Engagement of Crosbie by the Special Committee

  Crosbie was first contacted in August 2003 by the Special Committee regarding a possible engagement and was verbally retained on September 24, 2003 to prepare the Valuation and the Opinion in connection with the Transaction. Crosbie's engagement (the "Engagement") is documented in an engagement letter executed on October 10, 2003. Perle has agreed to indemnify Crosbie, subject to certain limitations, against certain losses, claims, actions, causes of action, suits, proceedings, damages and liabilities arising out of the Engagement.

  Independence of Crosbie

  Fees payable to Crosbie pursuant to the Engagement are not contingent in whole or in part on the success of the Transaction or on the conclusions reached in the Valuation and the Opinion and Crosbie has no financial interest in Perle or its respective associates or affiliates that may be affected by the success of the Transaction. Crosbie is not an "insider", "associate" or "affiliate" (as such terms are defined for the purpose of applicable Canadian securities laws) of Perle or any of its associates or affiliates. Having considered its past, present and anticipated future involvement with Perle and any of its affiliates, Crosbie believes that in connection with the preparation of the Valuation and the Fairness Opinion, it is an independent valuator.

  Crosbie has not been engaged to provide any financial advisory services nor has it participated in any financing involving Perle or any of its associates or affiliates during the 24 months preceding the date Crosbie was first contacted in respect of the Valuation or the Fairness Opinion.

  No understandings or agreements exist between Crosbie and Perle or any of their respective associates or affiliates with respect to future financial advisory or investment banking services. Crosbie may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Perle or any of its respective associates or affiliates.

  Credentials of Crosbie

  Crosbie is a Canadian-based specialty investment banking firm providing advisory services in relation to mergers, acquisitions, divestitures, debt and equity private placements, financial and corporate restructurings, management and employee buyouts, business and securities valuations and fairness and regulatory opinions. Crosbie also makes investments as principal in underperforming businesses. Crosbie owns and publishes Mergers & Acquisitions in Canada, the database of record for the Canadian merger market. Crosbie and its professionals have experience in providing valuations and fairness opinions in transactions involving public and private companies in a variety of industries.

  The Valuation and Fairness Opinion represents the opinion of Crosbie as an entity. The form and content of the Valuation and Fairness Opinion reviewed and approved for release by a committee of Crosbie senior investment banking professionals, each of whom has experience in providing valuations and fairness opinions.

  Role of the Board and the Special Committee

  The Special Committee retained Crosbie to provide the Valuation of the Perle Shares prior to giving effect to the Transaction and the Fairness Opinion as to the fairness, from a financial point of view, of the Transaction to the Shareholders of the Company existing immediately prior to giving effect to the Transaction. The Special Committee has reviewed the Transaction and, based upon Crosbie's oral report on October 17, 2003 as to the likely conclusions of the Valuation and the Fairness Opinion, recommended on such date that the Board vote in favour of the Transaction.

  Crosbie understood that the Transaction is not considered a "related party transaction" or a "going private transaction" for the purposes of OSC Rule 61-501, since the Transaction does not fall within the definition of a "going private transaction" or "related party transaction" as defined therein. Crosbie further understood that the Company is exempt from the requirement to obtain minority shareholder approval. In expressing its Opinion, Crosbie assumed that the Transaction is in full compliance with all relevant provincial securities laws.

  Scope of the Review

  In preparing the Valuation and the Fairness Opinion, Crosbie obtained information from public sources, Perle and its professional advisors, and Roycap. Where considered appropriate, Crosbie has reviewed and relied upon (without attempting to verify independently the completeness or accuracy of), or carried out, among other things, the materials referred to in its Valuation and Fairness Opinion, attached hereto as Appendix D. Crosbie conducted such analyses, investigations, research and testing of valuation assumptions as were considered by it to be appropriate in the circumstances. Crosbie was provided access to Management, professional advisors to the Company and Roycap. Crosbie, to the best of its knowledge, was not denied any information which might be considered to be material to the Valuation and the Fairness Opinion.

  Key Assumptions and Limitations

  Crosbie has, in accordance with the terms of the Engagement, and subject to the exercise of its professional judgement, relied upon and assumed the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, Management, Roycap, and professional advisors to the Company (collectively, the "Information") and has not attempted to independently verify the accuracy or completeness of the Information. The Valuation and the Fairness Opinion assume, and are conditional upon, the completeness, accuracy and fair presentation of the Information.

  Management has represented to Crosbie that at the date the Information was provided, it was complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact, and does not omit to state a material fact necessary to make the Information not misleading in light of the circumstances in which it was made.

  The Valuation and the Fairness Opinion are rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at October 17, 2003, the effective date of the Valuation and Fairness Opinion, and the condition and prospects, financial or otherwise, of Perle as they were reflected in the Information and documents reviewed by Crosbie and as they were represented to it in discussions with Management, the Company's advisors, and Roycap. In its analysis and in preparing the Valuation and the Fairness Opinion, Crosbie made certain assumptions with respect to general business and economic conditions and other matters, many of which are beyond the control of Crosbie or any party involved in the Transaction. Although Crosbie believes that the assumptions used were appropriate in the circumstances, some or all of these assumptions may nevertheless prove to be incorrect.

  The preparation of a valuation is a complex process and it is not appropriate to extract partial analyses. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Crosbie believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation and the forming of the Fairness Opinion.

  The Valuation and the Fairness Opinion were provided for use by the Special Committee and may not be used by any other person or relied upon by any other person other than the Special Committee without the express prior written consent of Crosbie. Crosbie is entitled, at any time prior to the completion of the Transaction, to withdraw, change or supplement the Valuation and the Fairness Opinion if Crosbie concludes that there has been a material change in the business, affairs, financial condition or prospects of the Company, a change in material fact, an omission to state a material fact, a material change in the factors upon which the Valuation and the Fairness Opinion are based, a change in the structure of the Transaction, or if Crosbie becomes aware of any information not previously known by Crosbie, regardless of the source, which in its opinion would make the Valuation and the Fairness Opinion misleading in any material respect.

  Restructuring Alternatives Considered

  Perle and Roycap have been in discussion for several months regarding possible approaches to restructure the Company. Roycap has strongly encouraged the Company and the Board to restructure and has indicated that it would not continue to support the Company on a status quo basis. As part of a capital restructuring, Roycap has also indicated to the Company and the Board its desire to see Perle become a private company to eliminate the various costs of operating as a reporting issuer and to facilitate a more favourable tax treatment in the future.

  Both formal and informal approaches to the restructuring of Perle's balance sheet were considered in some detail, including (i) a restructuring through the Companies Creditors Arrangement Act ("CCAA") which is the Canadian equivalent of Chapter 11 of the U.S. Bankruptcy Code, (ii) a restructuring through a court approved, consensual Plan of Arrangement, (iii) receivership, and (iv) an informal consensual restructuring such as the Transaction. Crosbie further understands that, for a variety of legal and business reasons, restructuring plans involving CCAA or a Plan of Arrangement were determined to be unsuitable alternatives.

  The proposed consensual approach to restructuring represents the approach that the Company and Roycap believe is in the Company's best interests.

  Valuation Conclusion and Fairness Opinion

  Based on the analysis set forth in the Valuation and Fairness Opinion, Crosbie is of the opinion that, as at October 17, 2003, the fair market value of Perle's common shares is nil.

  In considering the fairness of the Transaction from a financial point of view, Crosbie principally considered and relied upon the fact that the cash consideration offered to current Perle common shareholders under the Transaction is in excess of the fair market value of the Perle's common shares in Crosbie's Valuation. Based upon and subject to the foregoing, Crosbie is of the opinion that, as of the date hereof, the Transaction is fair from a financial point of view to the Shareholders.

  Procedure for Receipt of Consideration

  If the Special Resolution is passed, each Fractional Shareholder (other than the Dissenting Shareholders) will receive payment of the Consideration as soon as practicable after the Effective Date. In order for Fractional Shareholders to receive the Consideration, they must complete and sign the enclosed Letter of Transmittal and return it, together with the certificate(s) representing the Perle Shares held, to the Depositary at its offices in New York, New York, in accordance with the procedures specified in the enclosed Letter of Transmittal.

  As soon as practicable following the Effective Date and receipt of required documents, the Depositary will send or cause to be sent payment of the Consideration to each Fractional Shareholder (other than Dissenting Shareholders) who has submitted a Letter of Transmittal in accordance with the foregoing. The Consideration will be converted to U.S. dollars based on the Noon Buying Rate on the Effective Date, and the Depositary will issue cheques in U.S. dollars to Fractional Shareholders resident in both the United States and Canada. Roycap will receive from the Depositary a share certificate representing 250 New Common Shares upon receipt of all required documents by the Depositary in accordance with the Letter of Transmittal.

  Letter of Transmittal and Surrender of Perle Share Certificates

  The Letter of Transmittal is enclosed with this Circular for use by Shareholders for the surrender of certificates representing Perle Shares. The details for the surrender of such share certificates to the Depositary and the addresses of the Depositary are set out in the Letter of Transmittal. In order to receive the Consideration a Shareholder must first deliver and surrender to the Depositary all share certificates representing such Shareholder's Perle Shares, together with the Letter of Transmittal duly completed and executed in accordance with the instructions on such form or in otherwise acceptable form and such other documents as the Depositary may reasonably require, if any. Only registered shareholders or the persons they appoint as their proxies are required to complete sign and submit the Letter of Transmittal. Shareholders who own Perle Shares beneficially (a) through an intermediary (including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans) or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited and the Depository Trust Company), are not required to submit a Letter of Transmittal. The intermediary or the clearing agency, as the case may be, should take the appropriate steps to ensure the Depositary receives the necessary documentation. Shareholders whose Perle Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their Perle Shares.

  Lost Certificates

  A Shareholder who has lost or misplaced the certificate(s) representing the Shareholder's Perle Shares should complete the Letter of Transmittal as fully as possible and forward it, together with an affidavit explaining the loss, to the Depositary. The Depositary will assist in making arrangements for the necessary affidavit (which may include a bonding requirement) for payment of the Consideration in accordance with the terms of the Consolidation.

  Method of Delivery

  The method of delivery of certificates representing Perle Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person delivering them. The Company recommends that such documents be delivered by hand to the Depositary, at the office noted in the Letter of Transmittal, and a receipt obtained therefor, or if mailed, that registered mail, with return receipt requested, be used, and that proper insurance be obtained.

  Shareholders holding Perle Shares that are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their Perle Shares.

  Payment and Delivery of the Cash Consideration

  In order to receive the Consideration, a Shareholder must first deliver to the Depositary the certificates representing such Shareholder's Perle Shares and such other additional documents as the Depositary may reasonably require. As soon as practicable after the Effective Date, assuming due delivery of the required documentation, the Company will cause the Depositary to forward cheques for the Consideration (without interest) to which a Shareholder is entitled, by first class mail to the address of the Shareholder as specified in the Letter of Transmittal unless the Shareholder indicates to the Depositary that he or she wishes to pick up the cheques representing the Consideration, in which case the cheques will be available at the office of the Depositary for pick-up by such holder. The Consideration will be converted to U.S. dollars based on the Noon Buying Rate on the Effective Date, and the Depositary will issue cheques in U.S. dollars to Fractional Shareholders resident in both the United States and Canada. Under no circumstances will interest on the Consideration be paid by the Company by reason of any delay in paying the Consideration or otherwise.

  Prescription Period

  On the Effective Date, each Shareholder (other than Roycap) will be removed from the Company's register of Shareholders, and until validly surrendered, the Perle Share certificate(s) held by such former holder will represent only the right to receive, upon such surrender, the Consideration (without interest). Any certificate which prior to the Effective Date represented issued and outstanding Perle Shares which has not been surrendered, with all other instruments required by the Letter of Transmittal, on or prior to the sixth anniversary of the Effective Date will cease to represent any claim or interest of any kind or nature against the Company or the Depositary.

  Income Tax Considerations

  Canadian Federal Income Tax Considerations

  The following is, in the opinion of Goodman and Carr LLP, Canadian counsel to the Company, a summary of the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, generally applicable to a Shareholder in respect of the Consolidation. These income tax considerations are important in arriving at the after-tax consequences to Shareholders. In particular, the acquisition by Perle of its shares will give rise to a deemed dividend which will be taxed as a taxable dividend and not as a capital gain or loss.

  The following is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder, and no representations with respect to the income tax consequences to any particular Shareholder are made. Accordingly, Shareholders should consult their own tax advisors for advice with respect to the tax consequences to them of the Consolidation in their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

  This summary is based on the current provisions of the Tax Act and counsel's understanding of the current publicly available statements of the administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). The summary takes into account specific proposals to amend the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof but there is no certainty that such proposals will be enacted in the form proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law or in the CCRA's practices, whether by judicial, governmental or legislative decisions or action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

  This summary is generally applicable to Shareholders who, for purposes of the Tax Act, hold their Perle Shares as capital property, and who deal at arm's length and are not affiliated with Roycap and/or Perle. Perle Shares will generally constitute capital property to a holder thereof unless the holder holds such securities in the course of carrying on a business, or the holder has acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders whose Perle Shares might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making the election permitted by subsection 39(4) of the Tax Act. This summary does not apply to a Shareholder that is a "Financial institution" within the meaning of subsection 142.2(1) of the Tax Act.

  Residents Of Canada

  The following summary is only applicable to Shareholders who are resident or are deemed to be resident in Canada for purposes of the Tax Act.

  A Shareholder who disposes of its shares and who receives a cash payment from Perle will be deemed to have received a taxable dividend (subject to the potential application of subsection 55(2) of the Tax Act to Shareholders that are corporations, as discussed below) equal to the amount by which such payment exceeds the paid-up capital for purposes of the Tax Act of the shares that are acquired. The paid-up capital per Perle Share as at the date hereof is approximately Cdn$0.132.

  In the case of a Shareholder who is an individual, the deemed dividend described above will be included in computing the Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. The receipt of the deemed dividend may give rise to liability for alternative minimum tax.

  In the case of a Shareholder that is a corporation, the deemed dividend will be included (subject to the potential application of subsection 55(2) of the Tax Act as discussed below) in computing the Shareholder's income and generally will be deductible in computing taxable income. A corporate Shareholder that is a "specified financial institution" for the purposes of the Tax Act should consult its own tax advisor concerning the availability of such deduction in its own particular circumstances.

  A Shareholder which is a "private corporation" as defined in the Tax Act or any other corporation resident in Canada and controlled by or for the benefit of an individual or a related group of individuals may be liable to pay a refundable tax under Part IV of the Tax Act in respect of the deemed dividend.

  In addition to the deemed dividend described above, a Shareholder who disposes of its shares and who receives a cash payment from Perle may realize a capital gain or capital loss. For the purpose of calculating the Shareholder's capital gain or capital loss with respect to this disposition, the proceeds of disposition will be equal to the amount by which the cash payment received from Perle exceeds the amount of the deemed dividend.

  A Shareholder will be required to include in income one half of the amount of any capital gain (a "taxable capital gain") resulting from the disposition and will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by the Shareholder in the year of disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. Taxable capital gains realized by a Canadian-controlled private corporation may be subject to an additional 6 2/3% refundable tax. Capital gains realized by an individual, including a trust other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

  In the case of a Shareholder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition of the Shareholder's shares may be reduced by the amount of dividends previously received or deemed to have been received on Perle Shares. Analogous rules may apply where a corporation is a member of a partnership or a beneficiary of a trust which owns Perle Shares. These rules also apply where a trust or partnership (of which a corporation is a beneficiary or a member) is a member of a partnership or beneficiary of a trust that owns Perle Shares.

  Under subsection 55(2) of the Tax Act, a Shareholder that is a corporation may be required to recognize all or a portion of the dividend otherwise deemed to have been received by such Shareholder upon the acquisition by Perle of its shares as proceeds from the disposition of the shares, except to the extent the deemed dividend is subject to tax under Part IV of the Tax Act and the tax is not refunded under the circumstances specified in subsection 55(2) of the Tax Act.

  Non-Residents of Canada

  The following summary is only applicable to Shareholders who are neither resident nor deemed to be resident in Canada for purposes of the Tax Act, who do not use or hold, and are not deemed to use or hold, their Perle Shares in connection with carrying on a business in Canada (each such Shareholder being a "Non-Resident Holder").

  A Non-Resident Holder whose Perle Shares are subject to the Consolidation and who receives a cash payment from Perle will be deemed to have received a taxable dividend (calculated in the manner described above under "Residents of Canada"). Such a Shareholder will be subject to non-resident withholding tax under the Tax Act at the rate of 25% of the amount of the deemed dividend, subject to reduction under the provisions of an applicable income tax treaty. For example, under the Canada-United States Income Tax Convention, the rate of withholding tax is generally reduced to 15% in respect of dividends paid to a person who is a beneficial owner thereof and who is a resident of the United States for the purpose of the Convention.

  Since the Perle Shares (and the New Common Shares) are not listed on a prescribed stock exchange, they will constitute "taxable Canadian property". As a result, a Non-Resident Holder may be subject to tax on a capital gain realized upon a disposition of Perle Shares (or New Common Shares) in the manner described above for Canadian residents. However, such capital gain may be exempt from tax pursuant to the provisions of any applicable income tax treaties. For example, under the Canada-United States Income Tax Convention, a capital gain realized by a resident of the United States (who has never been resident in Canada) with respect to the disposition of shares in a Canadian resident corporation whose value is not attributable primarily to real property situated in Canada will not generally be subject to Canadian income tax. In the opinion of the directors of Perle, the value of the Perle Shares (and New Common Shares) is not primarily attributable to real property situated in Canada.

  Non Resident Shareholders shall be required to comply with section 116 of the Act, whether or not Canadian income tax is ultimately payable by the Non-Resident Shareholder after application of the provisions of an appropriate income tax treaty. In this instance, if Perle does not receive a "section 116 certificate" issued by CCRA with respect to such Non-Resident Shareholder's disposition which confirms that withholding is not required, Perle intends to comply with section 116 and will withhold 25% of the payment otherwise payable to the Non-Resident Shareholder. The withheld amount must then be remitted by Perle to CCRA as tax paid on account of the Non-Resident Shareholder within 30 days after the end of the month during which the Non-Resident Shareholder's shares are acquired by Perle.

  Non-Resident Holders should consult their own tax advisors concerning section 116 of the Tax Act and their ultimate Canadian tax liability.

  U.S. Federal Income Tax Considerations

  The following is a general summary of certain material United States federal income tax consequences applicable to a Shareholder who receives cash as a result of the Consolidation. This summary is limited to Shareholders who are "United States persons" and hold their Perle Shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") ("U.S. Holders"). For purposes of this summary, a "United States person" is: (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States income tax regardless of its source, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. This summary is also limited to U.S. Holders who will not own, actually or constructively, any Perle Shares after the Consolidation.

  This summary is for general information only and does not address all aspects of United States federal income taxation that may be relevant to a U.S. Holder in light of the U.S. Holder's particular circumstances, or to U.S. Holders that may be subject to special treatment under the Code (including, without limitation, certain financial institutions, insurance companies, tax-exempt entities, dealers in securities, persons holding Perle Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency is not the United States dollar, and persons who may have acquired their Perle Shares through the exercise of employee stock options or otherwise as compensation). This summary does not address the tax treatment of U.S. Holders that hold their Perle Shares through a partnership or other pass-through entity. Finally, this summary does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address any aspects of state, local or foreign tax law.

  This discussion is based on the Code, United States Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Perle has not requested any ruling from the United States Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in this summary. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

  EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ARRANGEMENT, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

  Receipt of Cash

  A U.S. Holder who receives cash in exchange for their Perle Share in the Consolidation will recognize taxable gain or loss, equal to the difference between the amount of cash received (unreduced for any Canadian tax withheld therefrom) and such U.S. Holder's tax basis in the Perle Shares exchanged therefor. Any gain or loss recognized will generally be long-term capital gain or loss if a U.S. Holder held its Perle Shares for more than one year. The deductibility of capital losses is subject to limitations. A U.S. Holder may be entitled to a United States foreign tax credit or deduction for any Canadian tax withheld. The U.S. foreign tax credit rules are complicated, and subject to various limitations under the Code. U.S. Holders who want to claim the credit should consult their own tax advisors with respect to the amount of Canadian taxes that may be claimed as a credit.

  Tax Withholding

  Non-corporate U.S. Holders may be subject to backup withholding on cash payments received in the Consolidation. Backup withholding will not apply, however, to a U.S. Holder who (1) furnishes a correct taxpayer identification number and certifies that such U.S. Holder is not subject to backup withholding on the substitute Form W-9 included in the letter of transmittal, (2) who provides a certificate of foreign status on an appropriate Form W-8, or (3) who is otherwise exempt from backup withholding. A U.S. Holder who fails to provide the correct taxpayer identification number on Form W-9 may be subject to a $50 penalty imposed by the Internal Revenue Service.

  Right of Dissent

  Under section 185 of the OBCA, a registered holder of Perle Shares may dissent in respect of the Special Resolution to approve the Consolidation. If the Consolidation is completed, Dissenting Shareholders who strictly comply with procedures set forth in the Act will be entitled to be paid the fair value of their Perle Shares. This right of dissent is summarized in Appendix B to the Circular and section 185 of the Act is set forth in Appendix C to the Circular. A Shareholder wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the requirements set forth in section 185 of the Act may result in the loss or unavailability of any right to dissent.

  Special Provisions for Shareholders

  Perle has not made any special provisions in connection with the Transactions to grant Shareholders access to its corporate files or to obtain counsel or appraisal services at Perle's expense.

  Expenses of the Consolidation

  The Company will pay the costs relating to the Consolidation including legal, accounting, filing and printing costs and the preparation of the Circular. The amount of such costs is expected to be approximately Cdn$392,500, which includes Cdn$252,500 in legal fees, Cdn$20,000 in tax related fees, Cdn$10,000 to the Special Committee, Cdn$75,000 in payment to Crosbie in respect of providing the Valuation and Fairness Opinion and Cdn$35,000 in printing and mailing costs in respect of the Circular. The Consideration paid on the completion of the Consolidation, which is expected to total approximately Cdn$385,000 (to be converted to U.S. dollars on the Effective Date) will be funded by internal cash flows of the Company and/or from funds provided directly or indirectly by Roycap.

  Effect of the Consolidation on Markets and Listings

  The Perle Shares were delisted from the TSX on October 7, 2003. It is intended that on the Effective Date the Company will file a Form 15 with the SEC to suspend its continuous reporting obligations under Section 13(a) of the U.S. Exchange Act and deregister the Perle Shares under Section 12(g) of the U.S. Exchange Act, following which the Perle Shares will not be eligible to trade on the OTCBB. The Company will cease to be a reporting issuer in those provinces and territories where the Company is currently a reporting issuer and Perle will revert to "private company" status.

  Information Regarding the Company

  General

  Perle is a developer, manufacturer and vendor of high-reliability and richly-featured networking products. Perle was incorporated under the OBCA in 1976. The Company's address is 60 Renfrew Drive, Suite 100, Markham, Ontario, Canada L3R 0E1 and it's telephone number is (905) 475-8885.

  The following table sets forth, for the periods and dates indicated, selected historical consolidated financial data of Perle which have been derived from, and should be read in conjunction with, the Company's audited consolidated financial statements (the "Consolidated Financial Statements") included at Item 17 of Perle's Annual Report on Form 20-F for fiscal 2003, and the Company's unaudited interim consolidated financial statements for the first, second and third quarters of fiscal 2003, which were furnished to the SEC under cover of Form 6-K on November 12, 2002, February 3, 2003 and May 1, 2003 (collectively, the "Unaudited Consolidated Financial Statements"). The Consolidated Financial Statements and the Unaudited Consolidated Financial Statements are incorporated by reference into this Circular. Copies of the Consolidated Financial Statements and the Unaudited Consolidated Financial Statements may be obtained from Perle's website (www.perle.com), the SEC's website (www.sec.gov) or the System for Electronic Document and Analysis Retrieval (SEDAR) of the Canadian securities administrators (www.sedar.com). The Company prepares its financial statements in accordance with generally accepted accounting principles in both the United States and Canada. The Company's historical results are not necessarily indicative of the results that may be expected for any future period.

	Nine Months Ended		Year ended
	Feb 28, 2003	Feb 28, 2002	May 31, 2002	May 31, 2001	May 31, 2000
	(In thousands of U.S. dollars, except share and per share data, percentages, ratios and numbers of employees)
Sales	17,598	22,619	30,455	$36,792	$46,980
Gross margin percentage of sales	57.2%	56.8%	54.8%	60.1%	60.5%
Net income (loss) for the year	$(2,035)	$(1,667)	$(5,282)	$(2,466)	$(21,851)
Basic and diluted Earnings (loss) per common share	$(0.21)	$(0.17)	$(0.55)	$(0.27)	$(2.68)
Pro Forma Earnings per Share
Change in accounting policy - revenue recognition	$(0.21)	$(0.17)	$(0.55)	$(0.25)	(2.69)
Change in accounting policy - goodwill	$(0.21)	$(0.17)	(0. 55)	$(0.09)	$(2.53)
Share Capital	33,770	33,770	33,770	33,770	32,879
Total common shareholders' equity (deficiency)	$(4,448)	$1,346	$(2,251)	$3,073	$4,788
Common shares outstanding	9,592	9,592	9,592	9,592	9,118
Research and development expenditures (net of ITC's)	$2,357	$2,328	$3,069	$3,281	$6,345
Research and development percentages of sales (net of ITC's)	13%	10%	10%	9%	14%
Cash provided from (used in) operating activities	$831	$1,442	$1,922	$(1,017)	$(3,936)
Cash and cash equivalents, net of bank indebtedness	$(4,505)	$(7,613)	$(8,214)	$(7,729)	$(6,959)
Working capital (deficiency)	$(15,535)	$(7,258)	$(7,260)	$(4,675)	$(5,375)
Total assets	$20,423	$26,812	$24,162	$33,843	$42,660
Current portion of long term debt, including notes payable and capital leases	$12,182	$2,623	$1,253	$1,577	$1,815
Long-term debt, including notes payable and capital leases	$ 0	$6,158	$7,416	$8,558	$8,505
Cash dividends declared and paid	$0	$0	$0	$0	$0
Employees	99	96	92	136	160
Current ratio*	0.34	0.59	0.58	0.77	0.80
Ratio of Earnings to Fixed Charges**	(0.84)	(0.39)	(2.00)	(0.30)	(16.92)
Book Value per share	$(0.45)	$0.15	$(0.23)	$0.32	$0.52

  _________________________

  *The current ratio is calculated as total current assets divided by total current liabilities

  **The ratio of earnings to fixed charges is calculated as the ratio pre-tax income for the period to debt servicing charges

  Price Range and Trading Volumes of the Perle Shares

  The following tables set forth the high and low sales price and volume of the Perle Shares traded on the TSX and OTCBB, respectively, for the periods indicated:

TSX	High	Low	Volume
2001
First Quarter (June to Aug.).	Cdn$1.49	Cdn$1.20	110,877
Second Quarter (Sept. to Nov.)	Cdn$1.20	Cdn$0.67	136,931

2002
Third Quarter (Dec./01 to Feb.)	Cdn$1.56	Cdn$0.63	544,051
Fourth Quarter (March to May)	Cdn$0.75	Cdn$0.43	252,727
First Quarter (June to Aug.)	Cdn$0.65	Cdn$0.30	106,100
Second Quarter (Sept. to Nov.)	Cdn$0.45	Cdn$0.25	158,900

2003
Third Quarter (Dec./02 to Feb.)	Cdn$0.50	Cdn$0.23	295,600
Fourth Quarter (March to May)	Cdn$0.27	Cdn$0.15	250,900
First Quarter (June to Aug.)	Cdn$0.45	Cdn$0.07	640,300
September (to September 4, 2003)	Cdn$0.14	Cdn$0.10	53,000
OTCBB	High	Low	Volume
2002
Fourth Quarter (April to May)(1)	$0.49	$0.25	238,000
First Quarter (June to Aug.)	$0.34	$0.19	611,200
Second Quarter (Sept. to Nov.)	$0.30	$0.13	471,800

2003
Third Quarter (Dec./02 to Feb.)	$0.33	$0.15	408,200
Fourth Quarter (March to May)	$0.18	$0.11	245,500
First Quarter (June to Aug.)	$0.35	$0.05	1,364,300
September	$0.20	$0.06	729,700
October (to October 27, 2003)	$0.12	$0.03	795,000

  The closing price of the Perle Shares on September 4, 2003, the last trading day the Perle Shares were traded on the TSX, was Cdn$0.14. The closing price of the Perle Shares on the OTCBB on October 16, 2003, the last trading day prior to the date of the announcement of the Transaction, was $0.09. The closing price of the Perle Shares on the OTCBB on October 27, 2003 the last day on which the Perle Shares traded prior to the Record Date, was $0.05.

  Management of Perle

  The names, municipalities of residence and positions held by each director and officer of the Company are set out below:

Name and Municipality of Residence	Position	Age
Derrick Barnett Markham, Ontario	Vice-President, Finance and Chief Financial Officer	53
Lawrence Chernin Toronto, Ontario	Director	52
John Feeney Toronto, Ontario	Senior Vice-President and Chief Operating Officer	45
Geoffrey Matus Toronto, Ontario	Director	54
Joseph Perle Toronto, Ontario	President, Chief Executive Officer, Secretary and Director	57
E. Duff Scott Toronto, Ontario	Director	66
Neil Sundstrom Sunnyvale, California	Director	50

  The principal occupation of each of the directors and officers for the last five years preceding the date hereof and additional biographical information are set out below.

  Mr. Barnett joined the Company on January 24, 2000. From 1995 to 2000, Mr. Barnett was Chief Financial Officer (North America and Cayman Islands) for Nuance Global Traders, and prior to that he held senior operating and financial positions in the retail industry with major international groups. Mr. Barnett is a Chartered Accountant and holds a Bachelor of Commerce and Higher Diploma in Income Tax Law from the University of the Witwatersrand, South Africa. He is an associate member of the Institute of Chartered Accountants of Ontario.

  Mr. Chernin has been a partner in the law firm of Goodman and Carr LLP, Toronto, since 1984. Mr. Chernin holds a Bachelor of Arts degree, a Bachelor of Civil Law and an LL.B. all from McGill University. He is a member of the Canadian Bar Association and the Law Society of Upper Canada.

  Mr. Feeney holds a Bachelor of Engineering (Electrical) from McMaster University and is a member of the Association of Professional Engineers of Ontario. He joined the Company in 1982 and held a variety of positions in the Company's product development group before being appointed Vice-President, Product Group in 1994 and currently is the Senior Vice-President and Chief Operating Officer of the Company.

  Mr. Matus has served as a director of the Company since 1980. Since 1984, he has served as Chairman of the Board of H.O. Financial Limited, an Ontario publicly held investment company. He holds a Bachelor of Commerce (Accounting and Business Administration) and a Bachelor of Law from the University of the Witwatersrand, South Africa, and a Master of Law degree from Columbia University. Mr. Matus provides financial and strategic consulting services to the Company through Mandukwe Inc., a company he controls.

  Mr. Perle is Chairman of the Board of Directors, President, Chief Executive Officer and the founder of the Company. He was employed by IBM from 1970 until founding the Company. He received his Bachelor of Applied Science (Engineering) degree from the University of Toronto in 1969, specializing in physics and mathematics and is a member of the Association of Professional Engineers of Ontario.

  Mr. Scott has been the President of Multibanc Financial Corp., a financial services company, for the past ten years. He is Chairman of the Board of QLT Inc., a publicly-held biopharmaceutical company. He is a director of Aberdeen Global Fund Inc., a registered investment company whose securities are traded on the New York Stock Exchange and a director of several other Canadian publicly held companies. Mr. Scott is a former Chairman of The Toronto Stock Exchange.

  Mr. Sundstrom is currently the Vice-President of Worldwide Sales for Packeteer, Inc., a public company founded to develop products for application adaptive bandwith management related to the Internet and data networks. He has over 22 years' experience in computer networking, including with 3Com Corporation where he was Vice-President of International Business for the company's Networking Service Provider Division. Mr. Sundstrom previously spent five years with SynOptics Communications, Inc. (now Bay Networks), as Intercontinental Area Manager, and also held sales and marketing management positions with Wyse Technology and CDI Computer Distribution. He holds a B.A. degree from Simon Fraser University, British Columbia.

  None of Perle nor any of its directors or officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

  None of Perle's directors and officers are affiliates of Roycap. Roycap has advised the Company that it will not effect any changes in Management, or otherwise exercise control of Perle, prior to the Effective Date.

  Dividend Policy

  Perle has not paid dividends to date, nor does it forsee paying dividends in the near future. Any decision to pay dividends on its shares on a going forward basis will be made by the Board on the basis of the financial requirements and other conditions existing at the time the decisions is made.

  Ownership of Securities of Perle

  None of Roycap, any director or senior officers of Perle, or, to the knowledge of such directors or senior officers after reasonable enquiry, (i) their respective associates, or (ii) any person or company acting jointly or in concert with Roycap, or (iii) any person or company holding more than 10% of any class of equity securities of Roycap, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Perle, except as otherwise set out herein. See "Voting Shares and Principal Shareholders" .

  Commitments to Acquire Securities of Perle

  Other than pursuant to the Consolidation, there are no commitments to acquire equity securities of Perle by Roycap or, to the knowledge of Roycap and its directors and senior officers after reasonable enquiry, by (i) any of the directors and senior officers of Roycap or (ii) by any of their respective associates, or (iii) by any person or company who beneficially owns (directly or indirectly) more than 10% of any class of Roycap's equity securities, or (iv) by any person or company acting jointly or in concert with Roycap.

  Previous Distributions by Perle of its Securities

  The Company has not made an underwritten public offering of Perle Shares for cash during the past three years that was registered under the U.S. Securities Act or exempt from registration pursuant to Regulation A thereunder. The following table shows distributions by Perle of its securities during the past five fiscal years.

	Common Shares Issued	US$ Weighted Average Share Price	$ Value of Common shares Issued	Warrants Issued	$ Value of Warrants Issued	Exercise Price
May 31, 1998	7,172,508		20,157,976
Common shares issued under Employee Stock Option Plan	15,668	2.06	21,430
Common shares repurchased, normal course issue bid	(6,700)	2.50	(16,722)
Common shares issued as part of Acquisition of Prominent Industries	550,000	3.08	1,696,311
Warrants issued under Financing Arrangement				381,530
May 31, 1999	7,731,476		21,858,995	381,530
Common shares issued under Employee Stock Option Plan	246,048	2.01	494,320
Common shares issued as part of Acquisition of Chase Research Ltd.	306,313	9.52	2,915,284
Common shares issued as part of Acquisition of Zeta Communications Ltd.	163,840	2.47	405,273
Common shares issued as Private Placement	670,000	10.75	7,205,017
Expiry of Warrants during the year				(192,942)
May 31, 2000	9,117,677		32,878,889	188,588
Common shares issued under Employee Stock Option Plan	11,028	2.47	27,258
Common shares issued as part of Acquisition	125,000	2.50	312,458
Common shares issued as Private Placement	300,000	0.59	176,945
Warrants issued under Financing Arrangement				700,000	242,609	Cdn$1.45
Warrants issued as Private Placement				121,990	27,657	Cdn$1.31
Exercise of Warrants for common shares during the year	38,588	2.71	104,488	(38,588)
Expiry of Warrants during the year				(200,000)
May 31, 2001	9,592,293		33,500,038	771,990	270,266
Expiry of Warrants during the year				(46,990)
May 31, 2002	9,592,293		33,500,038	725,000	270,266
Expiry of Warrants during the year				(225,000)
Cancellation of Warrants issued under Financing Arrangement				(500,000)
Warrants issued under revised Financing Arrangement				2,898,073		Cdn.$0.43
May 31, 2003	9,592,293		33,500,038	2,898,073	270,266
Issuance of common shares	500,000,000		20,000,000
October 27, 2003	509,592,293		53,500,038	2,898,073

  The Company has not repurchased any Perle Shares during the past two years.

  Indebtedness of Directors and Executive and Senior Officers

  The following describes the indebtedness to Perle of the directors, officers and employees of Perle and subsidiaries of Perle. All such amounts are secured demand loans made by the Company to Joseph Perle to purchase common shares of Perle prior to the effective date of the U.S. Sarbanes-Oxley Act of 2002. As of the date hereof, the outstanding amount owed pursuant to the demand loans is, in the aggregate, US$133,942, with the original amount of the demand loans equal to US$114,781 plus Cdn$49,936. Such demand loans bear interest at rates between 2 1/2% and 5% per annum. No common shares of the Company were purchased by directors, officers and employees of the Company with financial assistance by the Company in fiscal 2003. Common shares are pledged to the Company as security for such indebtedness, as more particularly described in the table set out below.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Fiscal 2003	Amount Outstanding as October 28, 2003	Financially Assisted Securities Purchases During Fiscal 2003	Security for Indebtedness
Joseph Perle, Chairman, President and Chief Executive Officer	Loan	$114,781 Cdn$49,936	$133,942	Nil	58,686 Perle Shares

  As a U.S. registrant subject to the Sarbanes-Oxley Act, the Company is no longer permitted to extend credit to its employees or to modify the terms of outstanding indebtedness.

  Arrangements with Directors and Senior Officers

  There are no arrangements or agreements made or proposed to be made between the Company and any of the directors or senior officers of the Company pursuant to which a payment or other benefit is to be paid or given by way of compensation for loss of office or as to their remaining in or retiring from office, except as described below.

  Mr. Joseph Perle is employed as the President and Chief Executive Officer of the Company under an employment agreement dated February 26, 2002, at an annual base salary as may be agreed to between the Company and Mr. Perle (currently $365,000). The employment agreement provides that Mr. Perle, upon termination of his services without cause, is entitled to a lump sum payment equal to thirty months' salary plus a bonus amount equal to 50% his regular salary for the thirty month period. In addition Mr. Perle is entitled to receive any accrued bonus and other employment benefits including vacation pay.

  Mr. John Feeney is employed as the Senior Vice President and Chief Operating Officer of the Company under an employment agreement dated February 26, 2002, at an annual base salary as may be agreed to between the Company and Mr. Feeney (currently Cdn$305,000). The employment agreement provides that Mr. Feeney upon termination of his services without cause, is entitled to a lump sum payment equal to twenty four months' salary plus a bonus amount equal to 50% of his regular salary for the twenty four month period. In addition, Mr. Feeney is entitled to receive any accrued bonus and other employment benefits including vacation pay.

  Mr. Derrick Barnett is employed as the Vice President Finance and Chief Financial Officer of the Company under an employment agreement dated February 26, 2002, at an annual base salary as may be agreed to between the Company and Mr. Barnett (currently Cdn$206,000). The employment agreement provides that Mr. Barnett, upon termination of his services without cause, is entitled to a lump sum payment equal to eighteen months salary plus a bonus amount equal to 50% of his regular salary for the eighteen month period. In addition Mr. Barnett is entitled to receive any accrued bonus and other employment benefits including vacation pay.

  Mr. Geoffrey Matus, a director of the Company, also provides financial and strategic consulting services to the Company through Mandukwe Inc., a company he controls, pursuant to a consulting agreement dated February 26, 2002, for an annual fee of Cdn$71,000. The consulting agreement provides that Mr. Matus, upon termination of his consulting arrangement without cause, is entitled to a lump sum payment equal to twelve months consulting fees plus a bonus amount equal to 50% of his regular consulting fees for the twelve month period. In addition Mr. Matus is entitled to receive any accrued bonus.

  Interests of Insiders in Material Transactions

  Except as disclosed herein, no director or senior officer of the Company and, to the knowledge of the directors and senior officers of the Company, after reasonable inquiry, none of their respective associates nor any person who beneficially owns or exercise control or discretion over more than 10% of the outstanding Perle Shares, has had any interest in any material transaction to which the Company is a party during the past two years. The law firm of Goodman and Carr LLP has acted as legal counsel to Perle for the previous five years and has received legal fees in excess of $60,000 in each of the previous two years. Lawrence Chernin is a director of Perle and is a partner in the law firm of Goodman and Carr LLP.

  Material Changes and Other Information Concerning Perle

  To the knowledge of the directors and officers of the Company as at October 28, 2003, there has not been any material changes in the affairs of Perle since the date of the last published financial statements of Perle other than as has been publicly disclosed by Perle. Based on statements made to the Company by Roycap, Roycap has no knowledge of any material fact concerning securities of Perle that has not been generally disclosed by Perle or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders in respect of the Special Resolution

  Additional Information

  Perle is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith the Company files reports and other information with the SEC and with the securities regulators in each of the provinces of Canada. As a "foreign private issuer", Perle is exempt from rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements (including this Circular), and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, Perle is not required to publish financial statements as promptly as U.S. companies.

  Shareholders may read and copy any document the Company files with the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders may also obtain copies of the same document from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that the Company files electronically with it. The Company's public filings in Canada can also be inspected on the System for Electronic Document and Analysis and Retrieval (SEDAR) of the Canadian Securities Administrators at www.sedar.com.

  information in respect of roycap

  Royal Capital Management Inc. is a Toronto-based private equity investment company. Roycap's address is 4100 Yonge Street, Suite 504, Toronto, Ontario, Canada, M2P 2G2 and its telephone number is (416) 226-9920.

  None of Roycap's directors or officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

  APPROVAL

  The board of directors of the Company has approved the contents and the sending of this Circular to the Shareholders of the Company. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

  DATED the 28th day of October 2003.

  /s/ Joseph Perle

  JOSEPH E. PERLE
  Secretary

  Appendix A
  SPECIAL RESOLUTION

  BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

  The Articles of Perle Systems Limited ("Perle" or the "Company") be amended to effect a consolidation (the "Consolidation") of the issued and outstanding common shares, of the Company (the "Perle Shares") on the basis of 1 post-consolidation common share of Perle (a "New Common Share") for every 2 million pre-consolidation Perle Shares; provided, however, that:

    holders of Perle Shares immediately prior to the Consolidation shall not be entitled to receive a certificate for any fractional New Common Share following the Consolidation, and such holders shall not be entitled to exercise any of the rights of shareholders in respect of any fractional New Common Share other than the right to receive a cash payment equal to Cdn$0.04 for each Perle Share held on such date and which would otherwise be changed into a fractional New Common Share, such payment (the "Consideration") to be made without interest as soon as practicable after the Effective Date upon presentation and surrender to the Company or the depositary designated by the Company (the "Depositary") for cancellation of the certificate (s) representing such Perle Shares, along with an executed Letter of Transmittal;

    the Company shall have the right at any time to deposit the Consideration for Perle Shares registered in the names of shareholders (including, without limitation, shareholders who have dissented ("Dissenting Shareholders") in accordance with section 185 of the Ontario Business Corporations Act (the "Act")) who have not at the date of such deposit presented and surrendered to the Company or the Depositary certificates representing all of their Perle Shares which were not changed into one or more full New Common Shares in a special account with a Canadian chartered bank or other Canadian trust company or financial institution to be paid without interest to or to the order of the respective holders of such Perle Shares upon presentation and surrender by them to the Company of their share certificates to be so presented and surrendered; provided that: (i) the sending to the Company by Dissenting Shareholders of certificates representing all of their respective Perle Shares pursuant to subsection 185(11) of the Act shall not constitute the presentation and surrender thereof to the Company for the purposes of this section; and (ii) any interest allowed on any such deposit shall belong to the Company;

    any Consideration in the form of a cheque which has not been presented to the Company's bankers for payment or that otherwise remains unclaimed (including monies held on deposit in a special account as provided for in paragraph 1(b) above) for a period of six years shall be forfeited to the Company.

  any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts and things as he or she may determine to be necessary or advisable to give effect to this special resolution (including, without limitation, the delivery of articles of amendment in the prescribed form to the Director appointed under the Act), the execution of any such document or the doing of any such other act or thing being conclusive of such determination; and

  notwithstanding the foregoing, the directors may revoke this special resolution before it is acted upon without further approval of the shareholders.

  Appendix B
  SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT

  Following is a summary of the procedure set out in section 185 of the Ontario Business Corporations Act ("OBCA") to be followed by a Shareholder who intends to dissent from the Special Resolution approving the Consolidation described in the accompanying Circular and who wishes to require the Company to acquire his Perle Shares and pay him the fair value thereof determined as of the close of business on the day before the Special Resolution is adopted.

  Section 185 provides that a shareholder may only exercise the right to dissent with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a shareholder may only exercise the right to dissent under section 185 in respect of shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as The Canadian Depositary for Securities Limited (CDS)) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 185 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

  A registered shareholder who wishes to invoke the provisions of section 185 of the OBCA must send to the Company a written objection to the Special Resolution (the "Notice of Dissent") at or before the time fixed for the shareholders' meeting at which the Special Resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of his right to vote on the Special Resolution but a vote either in person or by proxy against the Special Resolution does not constitute a Notice of Dissent. A vote in favour of the Special Resolution will deprive the registered shareholder of further rights under section 185 of the OBCA.

  Within 10 days after the adoption of the Special Resolution by the shareholders, the Company is required to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the Special Resolution or withdrawn his objection (a "Dissenting Shareholder") that the Special Resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he receives notice of adoption of the Special Resolution or, if he does not receive such notice, within 20 days after he learns that the Special Resolution has been adopted, send to the Company a written notice (the "Demand for Payment") containing his name and address, the number and class of shares in respect of which he dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he dissents to the Company or its transfer agent. The Company or the transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under section 185 of the OBCA and shall forthwith return the share certificates to the Dissenting Shareholder.

  If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or his share certificates, he may lose his right to make a claim under section 185 of the OBCA.

  After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he has dissented other than the right to be paid the fair value of such shares as determined under section 185 of the OBCA, unless: (i) the Dissenting Shareholder withdraws his Demand for Payment before the Company makes a written offer to pay (the "Offer to Pay"); (ii) the Company fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his Demand for Payment; or (iii) the directors of the Company revoke the Special Resolution relating to the Consolidation, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated.

  Not later than seven days after the later of the Effective Date of the Consolidation and the day the Company receives the Demand for Payment, the Company shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he has dissented in an amount considered by the directors of the Company to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Company within 10 days after it has been accepted, but an Offer to Pay lapses if the Company has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

  If an Offer to Pay is not made by the Company or if a Dissenting Shareholder fails to accept an Offer to Pay, the Company may, within 50 days after the effective date of the Consolidation or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Company fails to so apply to the court, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court. An application to the court by either the Company or the Dissenting Shareholder must be in the Province of Ontario or in the province in which the Dissenting Shareholder resides if the Company carries on business in that province.

  On an application to the court, the Company shall give to each Dissenting Shareholder notice of the date, place and consequences of the application and of such shareholder's right to appear and be heard in person or by counsel. All such Dissenting Shareholders shall be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

  The court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Consolidation until the date of payment of the amount ordered by the court. The fair value fixed by the court may be more or less than the amount specified in an Offer to Pay. The final order of the court in the proceedings commenced by an application by the Company or a Dissenting Shareholder shall be rendered against the Company and in favour of each Dissenting Shareholder who has not accepted an Offer to Pay.

  The above is only a summary of the dissenting shareholder provisions of the OBCA, which are technical and complex. The full text of Section 185 of the OBCA is attached as Appendix C to this Circular. It is suggested that a Shareholder of the Company wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of the right to dissent.

  Appendix C
  SECTION 185 OF THE ontario BUSINESS CORPORATIONS ACT

  Right of dissenting shareholders- s.185(1)

  Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to:

    amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

    amend its articles under section 168 to add, remove or change any restriction on the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

    amalgamate with another corporation under sections 175 and 176;

    be continued under the laws of another jurisdiction under section 181;or sell, lease or exchange all or substantially all its property under subsection 184(3);

  a holder of shares of any class or series entitled to vote on the resolution may dissent.

  Idem - s.185(2)

  If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitle to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in, clause 170(1)(a), (b), or (e) where the articles provide that the holders of share of such class or series are not entitled to dissent; or

    subsection 170(5) or (6)..

  Exception- s.185(3)

  A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment, amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

    deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that he deletion is made by the 29th day of July 1986.

  Shareholder's right to be paid fair value- s.185(4)

  In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

  No partial dissent - s.185(5)

  A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

  Objection - s.185(6)

  A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

  Idem - s. 195(7)

  The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

  Notice of adoption of resolution - s.185(8)

  The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

  Idem - s. 195(9)

  A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

  Demand for payment of fair value - s.185(10)

  A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing:

    the shareholder's name and address;

    the number and class of shares in respect of which the shareholder dissents; and

    a demand for payment of the fair value of such shares.

  Certificates to be sent in - s.185(11)

  Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

  Idem - s.185(12)

  A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

  Endorsement on certificate - s.185(13)

  A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

  Rights of dissenting shareholders- s.185(14)

  On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where:

    the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

    the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

    the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

  Offer to pay - s.185(15)

  A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice:

    a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

    if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

  Idem - s.185(16)

  Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

  Idem - s.185(17)

  Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

  Application to court to fix fair value- s.185(18)

  Where a corporation fails to make an offer under subsection (15), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

  Idem- s.185(19)

  If a corporation fails to apply to a court under subsection (18), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

  Idem- s.185(20)

  A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

  Costs- s.195(21)

  If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

  Notice to shareholders - s.185(22)

  Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given, has sent to the corporation the notice referred to in subsection (10); and

    has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

  of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

  Parties joined - s.185(23)

  All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

  Idem- s. 185(24)

  Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

  Appraisers - s.185(25)

  A court may in its discretion appoint one or more appraisers to assist the court to fix a fair market value for the shares of the dissenting shareholders.

  Final order - s.185(26)

  The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses 22(a) and (b).

  Interest - s.185(27)

  A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

  Where corporation unable to pay- s. 185(28)

  Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that is unable lawfully to pay dissenting shareholders for their shares.

  Idem - s.185(29)

  Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may:

    withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

    retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

  Idem - s.185(30)

  A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

    the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

    the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

  Court Order- s.185(31)

  Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and condition as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

  Commission may appear- s. 185(32)

  The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

APPENDIX D
VALUATION AND FAIRNESS OPINION

Attachment 1

CROSBIE [COMPANY LOGO]

A Specialty Investment Banking Firm

Private & Confidential

October 24, 2003

The Special Committee of the Board of Directors of

Perle Systems Limited

Toronto, Ontario

M5B 2M6

To: The Special Committee of the Board of Directors of Perle Systems Limited

Re: Perle Systems Limited Restructuring and Privatization

Crosbie & Company Inc. ("Crosbie") understands that Perle Systems Limited ("Perle" or the "Company") is proposing a transaction which will result in a capital restructuring and privatisation of the Company (the "Transaction"). Full details of the Transaction will be set forth in a management information circular to be mailed by Perle to the common shareholders of the Company (the "Circular").

References herein to "Cdn$" are to Canadian dollars and references to "$" or "US$" are to U.S. dollars.

On June 27, 2003, Royal Capital Management Inc. ("Royal"), a Toronto-based merchant bank, purchased all of the Company's senior bank debt from the Canadian Imperial Bank of Commerce ("CIBC") in an arm's length transaction. This transaction was structured as an assignment of CIBC's bank's loans and related documentation, and had the effect of transferring all of the bank's rights and security interests to Royal for loans which at the time totalled approximately Cdn$25.1 million (the "Assigned Debt"). Royal paid CIBC Cdn$6.3 million, representing approximately 25% of the face value of the Assigned Debt. Except for a small capital lease, Royal is now the beneficial holder of all of the Company's senior debt. On July 2, 2003, Royal also entered into a forbearance agreement with the Company to allow the Company and Royal sufficient time to develop and agree upon a plan to reorganize the Company's debt and capital structure. In press releases dated August 12, 2003 and October 3, 2003, the Company announced that various restructuring alternatives were being considered and that it believed, in all likelihood, the restructuring would yield little or no value to the holders of Perle's common shares, given the size of the secured and unsecured debt.

The Transaction

Summary

Certain key elements of the Transaction are summarized as follows. On October 17, 2003, Perle executed a debt for equity subscription and share consolidation agreement with Royal (the "Subscription and Consolidation Agreement") under which Royal agreed to convert Cdn$20.0 million of the Assigned Debt by subscribing for new common shares of the Company to be issued from treasury, based on a subscription price of Cdn$0.04 per share (the "Debt Swap"). Crosbie understands that the Debt Swap will become effective on October 27, 2003. This will result in a reduction of Perle's senior debt to Cdn$5.7 million (estimated at Cdn$25.7 million at September 30, 2003) and the issuance of 500,000,000 new common shares which will materially dilute the existing common shareholders and make Royal, immediately after giving effect to the Debt Swap, the beneficial owner of approximately 98.1% of the issued and outstanding common shares of the Company as set out below:

PERLE SYSTEMS LIMITED Share Capitalization -Pro Forma Debt Swap
	Number of Shares	Percentage of Total
Common Shares Issued and Outstanding - September 30, 2003	9,592,293	1.88%
New Common Shares to be Subscribed for by Royal per the Debt Swap	500,000,000	98.12%
Shares Outstanding - Pro-forma Completion of The Debt Swap

As per the Subscription and Consolidation Agreement, following the Debt Swap, and subject to shareholder approval, the Company will consolidate its common shares on the basis of 2,000,000 existing common shares for one new common share (the "Consolidation"). A special meeting of the shareholders has been called for November 28, 2003, at which the common shareholders will be asked to vote on a special resolution giving effect to a consolidation of the Company's common shares on the basis of 2,000,000 old common shares for one new common share (the "Special Resolution"). If the Special Resolution is approved by at least 66 2/3% of the Perle shareholders voting at the special meeting, the Company will file articles of amendment giving effect to the Consolidation. Fractional shares will not be issued pursuant to the Consolidation, with the result that any common shareholder that is not entitled to receive at least one full new common share as a result of the Consolidation will be compensated at a rate of Cdn$0.04 per share in cash for the number of common shares held immediately prior to the Consolidation (the "Cash Compensation"). The total aggregate consideration to be paid to the existing common shareholders of Perle, as a consequence of the Consolidation, is expected to be Cdn$383,691.

Following completion of the Transaction, it is expected that Royal will be the only remaining holder of common shares of the Company. At that time, the Company intends to apply for de-registration of its common shares with the Securities and Exchange Commission ("SEC") in the United States and as a reporting issuer in Canada.

The Debt Swap and other aspects of the Transaction are conditional upon, among other things: (i) all necessary corporate steps and proceedings having been taken to obtain the necessary authorization and consents to complete the Transaction, (ii) all necessary consents, authorizations and security filings required under relevant securities laws having been obtained or, if applicable, filed, and (iii) completion of all necessary documentation necessary to effect the Transaction.

Role of the Board

The Board of Directors of Perle (the "Board") have formed a special committee of the Board (the "Special Committee") to review the Transaction and make recommendations to the Board in relation to the Transaction. The Special Committee has retained Crosbie to provide a formal valuation (the "Valuation") of the Perle common shares prior to giving effect to the Transaction and an opinion (the "Opinion") as to the fairness, from a financial point of view, of the Transaction to the common shareholders of the Company existing immediately prior to giving effect to the Transaction. Crosbie understands that the Special Committee has reviewed the Transaction and, based upon Crosbie's oral report on October 17, 2003 as to the likely conclusions of the Valuation and the Opinion, has recommended that the Board vote in favour of the Transaction.

Crosbie has been advised by the Company that the Transaction is not considered a "related party transaction" or a "going private transaction" as defined in the Ontario Securities Commission Rule 61-501 (the "Policy") since it does not fall within the definitions of a "going private" transaction or a "related party" transaction. Crosbie has been further advised by the Company that the Company is exempt from the requirement to obtain minority shareholder approval for the Transaction. In expressing its Opinion, Crosbie assumes that the Transaction is in full compliance with all relevant securities laws.

Engagement of Crosbie by the Special Committee

Crosbie was first contacted in August 2003 by the Special Committee regarding a possible engagement and was verbally retained on September 24, 2003 to prepare the Valuation and the Opinion in connection with the Transaction. Crosbie's engagement is documented in an engagement letter executed on October 10, 2003 (the "Engagement"). Perle has agreed to indemnify Crosbie, subject to certain limitations, against certain losses, claims, actions, causes of action, suits, proceedings, damages and liabilities arising out of the Engagement. Fees payable to Crosbie pursuant to the Engagement are not contingent in whole or in part on the success of the Transaction or on the conclusions reached in the Valuation and the Opinion and Crosbie has no financial interest in Perle or its respective associates or affiliates that may be affected by the success of the Transaction.

Crosbie understands that a summary of the Valuation and the Opinion will be included in the Circular and that a copy may be appended to the Circular. Subject to the terms of the Engagement, Crosbie consents to such disclosure. In addition, pursuant to the requirements of applicable securities law, copies of the Valuation and of the Opinion may be filed with Canadian and U.S. securities regulatory authorities.

Independence of Crosbie

Crosbie is not an "insider", "associate" or "affiliate" (as such terms are defined for the purpose of the Policies) of Perle or any of its associates or affiliates. Having considered its past, present and anticipated future involvement with Perle and any of its affiliates, Crosbie believes that in connection with the preparation of the Valuation and the Opinion, it is an independent valuator.

Crosbie has not been engaged to provide any financial advisory services nor has it participated in any financing involving Perle or any of its associates or affiliates during the 24 months preceding the date Crosbie was first contacted in respect of the Valuation or the Opinion.

No understandings or agreements exist between Crosbie and Perle or any of their respective associates or affiliates with respect to future financial advisory or investment banking services. Crosbie may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Perle or any of its respective associates or affiliates.

Credentials of Crosbie

Crosbie is a Canadian-based specialty investment banking firm providing advisory services in relation to mergers, acquisitions, divestitures, debt and equity private placements, financial and corporate restructurings, management and employee buyouts, business and securities valuations and fairness and regulatory opinions. Crosbie also makes investments as principal in underperforming businesses. Crosbie owns and publishes Mergers & Acquisitions in Canada, the database of record for the Canadian merger market. Crosbie and its professionals have experience in providing valuations and fairness opinions in transactions involving public and private companies in a variety of industries.

The Valuation and Opinion expressed herein represents the opinion of Crosbie as an entity. The form and content hereof have been reviewed and approved for release by a committee of Crosbie senior investment banking professionals, each of whom has experience in providing valuations and fairness opinions.

Effective Date of the Valuation and Opinion

Crosbie is providing the Valuation and the Opinion herein with an effective date of October 17, 2003 (the "Effective Date").

Scope of Review

In preparing the Valuation and the Opinion, Crosbie obtained information from public sources, Perle and its professional advisors, and Royal. Where considered appropriate, Crosbie has reviewed and relied upon (without attempting to verify independently the completeness or accuracy of), or carried out, among other things, the following:

  Annual Reports of the Company, including audited consolidated financial statements, for each of the fiscal years ended May 31, 2000, May 31, 2001 and May 31, 2002;

  the Company's most recently available Annual Information Form (filed as Form 10-K with the SEC) dated August 17, 2000;

  the Company's Form 20-F filed with the SEC for the year ended May 31, 2002;

  the unaudited consolidated financial statements of the Company for the fiscal year ended May 31, 2003 and the four months ended September 30, 2002 and 2003;

  forecasts for the Company prepared by the senior officers of the Company ("Perle Management") for the three fiscal years ending May 31, 2006;

  the Subscription and Consolidation Agreement between Royal and Perle, dated as of October 17, 2003;

  copies of the Forbearance Agreement dated July 2, 2003 between Perle and Royal, the Amending Agreement to the Forbearance Agreement, dated August 31, 2003 and the Second Amending Agreement to the Forbearance Agreement, dated September 30, 2003;

  copies of the third Amended and Restated Senior Credit Agreement, dated May 31, 2001 between Perle and CIBC, the Amendment Agreement, dated August 29, 2001, and the Second Amendment Agreement to the Amended and Restated Senior Credit Agreement, dated December 19, 2002;

  the Assignment of Debt and Security Agreement, dated as of June 27, 2003 between CIBC, Perle, and Royal;

  a copy of the Fair Market Value Report relating to Perle's intellectual property as at May 31, 2003, prepared by Corporate Valuation Services Limited dated July 30, 2003 (the "CVSL Valuation");

  a copy of the presentation entitled "Debt and Equity Restructuring Proposal" made by Royal to Perle, dated August 12, 2003;

  a copy of the letter of intent between Perle and Tomauri Inc., dated December 9, 2002 with respect to the supply of IOLAN parts;

  copies of press releases issued by Perle dated July 2, 2003, August 6, 2003, August 12, 2003, September 2, 2003, October 3, 2003 and October 17, 2003;

  copies of Perle's Canadian corporate tax return for the fiscal years ended May 31, 2001 and 2002;

  copies of relevant Corporation Tax Computation schedules relating to Perle's UK corporate tax returns for the fiscal year ended May 31, 2001;

  correspondence from Canada Customs and Revenue Agency (the "CCRA") to Perle regarding Scientific Research & Experimental Development claims for the three fiscal years ended May 31, 2001;

  correspondence from CCRA to Perle, dated October 9, 2003, regarding Perle's May 31, 2001 tax shelter balances;

  discussions with Perle Management, which included discussions regarding the future prospects for the Company;

  discussions with Ernst & Young, the Company's auditors, regarding their audit of the financial results of Perle for the fiscal year ended May 31, 2002;

  discussions with Ernst & Young, tax advisors to Perle, regarding the Company's tax planning and tax shelter available in both Canada and the UK and, in particular, the anticipated ability of Perle to utilize its tax shelter;

  representations contained in a certificate addressed to Crosbie, dated as of the date hereof, from Perle Management as to the completeness and accuracy of the information provided by Perle upon which the Valuation and the Opinion are based;

  public information with respect to transactions considered relevant and involving companies of a comparable nature to Perle;

  current and historical stock market trading information regarding the common shares of Perle;

  Perle's website and other marketing and product information provided by Perle Management; and

  such other corporate, financial and market information, investigations and analyses as Crosbie considered necessary or appropriate in the circumstances.

Crosbie conducted such analyses, investigations, research and testing of valuation assumptions as were considered by it to be appropriate in the circumstances. Crosbie was provided access to Perle Management, professional advisors to the Company and Royal. Crosbie, to the best of its knowledge, was not denied any information which might be considered to be material to the Valuation and the Opinion.

Key Assumptions and Limitations

Crosbie has, in accordance with the terms of the Engagement, and subject to the exercise of its professional judgement, relied upon and assumed the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, Perle Management, Royal, and professional advisors to the Company (collectively, the "Information") and has not attempted to independently verify the accuracy or completeness of the Information. The Valuation and the Opinion assume, and are conditional upon, the completeness, accuracy and fair presentation of the Information.

Perle Management has represented to Crosbie that at the date the Information was provided, it was complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact, and does not omit to state a material fact necessary to make the Information not misleading in light of the circumstances in which it was made.

The Valuation and the Opinion are rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the Effective Date and the condition and prospects, financial or otherwise, of Perle as they were reflected in the Information and documents reviewed by Crosbie and as they were represented to it in discussions with Perle Management, the Company's advisors, and Royal. In its analysis and in preparing the Valuation and the Opinion, Crosbie has made certain assumptions with respect to general business and economic conditions and other matters, many of which are beyond the control of Crosbie or any party involved in the Transaction. Although Crosbie believes that the assumptions used herein are appropriate in the circumstances, some or all of these assumptions may nevertheless prove to be incorrect.

The preparation of a valuation is a complex process and it is not appropriate to extract partial analyses. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Crosbie believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation and the forming of the Opinion.

The Valuation and the Opinion have been provided for use by the Special Committee and may not be used by any other person or relied upon by any other person other than the Special Committee without the express prior written consent of Crosbie. Crosbie will be entitled, at any time prior to the completion of the Transaction, to withdraw, change or supplement the Valuation and the Opinion if Crosbie concludes that there has been a material change in the business, affairs, financial condition or prospects of the Company, a change in material fact, an omission to state a material fact, a material change in the factors upon which the Valuation and the Opinion are based, a change in the structure of the Transaction, or if Crosbie becomes aware of any information not previously known by Crosbie, regardless of the source, which in its opinion would make the Valuation and the Opinion misleading in any material respect.

Reporting Currency

While the Canadian dollar is the functional currency of the Company, effective June 1, 1999, Perle adopted the US dollar as its reporting currency. Accordingly, Crosbie has presented the Company's financial statements and analyses, for purposes of the Valuation, in US dollars for consistency with historical reporting. In certain analyses performed by Crosbie as part of the Valuation, a foreign exchange rate of Cdn$ 1.34 = US$ 1.00 has been used. In particular, balances of the Company's Canadian tax shelter have been converted from Canadian dollars to US dollars at such exchange rate.

Prior Bona Fide Offers

Perle Management has represented to Crosbie that, other than the Transaction, there are currently no bona fide offers from any parties to acquire the Company or to provide financing.

Prior Valuations

Perle Management has represented to Crosbie that, other than the CVSL Valuation, there have been no independent valuations or appraisals or material non-independent valuations or appraisals relating to Perle or any of its businesses, subsidiaries, material assets or securities prepared as of a date within the 24 months prior to the date of this report which would, in the opinion of Perle, constitute prior valuations as defined for the purposes of the Policies, and no valuation or appraisal has been commenced by Perle or is known by Perle Management to be in the course of preparation other than pursuant to the Engagement.

Overview of the Company

Description of Perle

Perle is a Toronto-based public company whose common shares were traded on the Toronto Stock Exchange ("TSX") prior to being de-listed from trading on October 7, 2003. The Company is also an SEC registrant and its shares are currently traded in the US on the Over the Counter Bulletin Board (the "OTCBB") after its shares were de-listed from the NASDAQ on March 19, 2002.

The Company develops, manufactures, sells and supports networking products that are used in a wide variety of e-business and general business applications. The Company specializes in network connectivity solutions and has a range of products that include routers, remote access servers, serial servers, multi-port serial cards, emulation adapters, and network controllers. The Company sells these products worldwide through a combination of distribution channels, systems integrators, and original equipment manufacturers.

For purposes of its analysis, Crosbie grouped the Company's products into three general product groups: remote access server and router products (the "RAS/Router" product group), serial servers, serial cards, console servers and related products (the "Serial Products" product group) and AS 400 related products and service (the "AS 400/Service" product group).

Review of Operating Results

Perle has experienced a significant decline in year-over-year revenue for each of the past three fiscal years. This decline in revenue is due to a number of factors including the weakening of the market generally for the type of products manufactured and sold by Perle, declining revenue from certain mature product lines, and from the Company's capital constraints which have prevented it from investing sufficiently in certain newer product areas to maintain its competitive positioning. The Company has restructured its business significantly over the past three years in response to changing market conditions. However, despite reducing its costs, the Company has been unable to restore profitability over this period.

The following table summarizes Perle's consolidated historical operating results for the four months ended September 30, 2003 with comparison to the same period last year, as well as for each of the previous three fiscal years.

PERLE SYSTEMS LIMITED
Operating Results
(US$000s), except per share figures

	4 Months ended September 30		Fiscal years ended May 31,
	2003	2002	2003 (a)	2002	2001

Total Sales	$7,042	$7,387	$22,864	$30,455	$36,792

Cost of Sales	3,150	3,123	10,195	13,770	14,666
Gross Profit	3,892	4,264	12,669	16,686	22,126
Gross Margin %	55.3%	57.7%	55.4%	54.8%	60.1%

Expenses
General & Administrative	3,261	3,281	9,377	11,531	15,736
Research & Development	662	1,142	3,112	3,069	3,281
Depreciation & Amortization	574	600	2,654	2,521	3,578
Interest	273	588	1,194	1,754	2,197
Non-recurring/Other	(272)	-	1,981	3520	169

Net Loss Before Taxes	(606)	(1,347)	(5,649)	(5,709)	(2,835)

Income Tax Recovery	168	149	457	427	370

Net Loss	($438)	($1,198)	$(5,192)	($5,282)	($2,465)

Earnings (Loss) per Share	$(0.02)	$(0.12)	$(0.48)	$(0.55)	$(0.27)

Sources: Audited consolidated financial statements of Perle for the years ended May 31, 2001 and 2002, and unaudited consolidated financial statements provided by Perle for the fiscal year ended May 31, 2003 and the four months ended September 30, 2003 and 2002.

Note:

(a) Results for fiscal 2003 are unaudited.

Review of Financial Position

The following table summarizes the Company's unaudited consolidated balance sheet as at September 30, 2003, its unaudited consolidated balance sheet as at May 31, 2003, and its audited balance sheet as at May 31, 2002:

PERLE SYSTEMS LIMITED Summary Consolidated Balance Sheet (US$ 000s)
	Unaudited Sept 30/03	Unaudited May 31/03	Audited May 31/02
Cash and Cash Equivalents	$997	$186	$470
Other Current Assets	5,094	6,042	9,856
Other Assets	12,217	12,618	13,816
Total Assets	$18,308	$18,846	$24,162

Current Liabilities	25,577	25,298	17,605
Other Liabilities (a)	789	1,041	8,807
Total Liabilities	$26,366	26,339	$26,412

Capital Stock	33,775	33,775	33,770
Other Comprehensive Loss	(2,667)	(2,483)	(1,880)
Deficit	(39,166)	(38,785)	(34,141)
Shareholders' Equity	(8,058)	(7,493)	(2,251)

Total Liabilities & Shareholders' Equity	$18,308	$18,846	$24,162

Sources: Audited financial statements of Perle for the year ended May 31, 2002 and unaudited financial statements for the year ended May 31, 2003 and the four months ended September 30, 2003.

Note:

(a) Includes capital lease for $5,000.

Income Tax Shelter

The Company has considerable tax shelter which may be available to reduce future taxable income, as well as investment tax credits ("ITCs") which may be used to reduce future taxes payable. The estimated balance of non-capital losses as well as Scientific Research & Experimental Development, undepreciated capital cost and eligible capital expenditure pools at May 31, 2003 was $27.2 million. The estimated balance of Investment Tax Credits at May 31, 2003 was $6.1 million.

Equity Securities and Principal Holders of Equity Securities

The Company's authorized share capital consists of an unlimited number of common shares, without par value, which participate equally in dividends and entitle a holder to one vote per share at all meetings of shareholders. As at September 30, 2003, the Company had 9,592,293 common shares issued and outstanding.

Perle Management has confirmed that to the best of its knowledge, except for Mr. Joseph Perle, who owns 1,074,257 common shares (or 11.2% of the Company's total common shares), no person or entity held more than 10% of the Company's common shares as of October 14, 2003.

Company's Relationship with Royal

In conjunction with its purchase of the Assumed Debt, Royal assumed all of CIBC's loan and security documentation, providing it with all the rights and remedies of the Company's prior senior secured lender. As at September 30, 2003, the face amount of debt owed to Royal under these loan agreements, including principal and accrued interest was Cdn$25.7 million.

The Company is in default of its senior loan agreement with Royal and has been operating under a Forbearance Agreement (as amended). Although the Forbearance Agreement expired on October 15, 2003, under the terms of the Subscription and Consolidation Agreement, Royal has agreed to continue forbearing until October 27, 2003 to allow for the Debt Swap to close and provide time to negotiate new loan documentation.

Restructuring Alternatives Considered

Perle and Royal have been in discussion for several months regarding possible approaches to restructure the Company. Crosbie understands that Royal has strongly encouraged the Company and the Board to restructure and has indicated that it would not continue to support the Company on a status quo basis. As part of a capital restructuring, Royal has also indicated to the Company and the Board its desire to see Perle become a private company to eliminate the various costs of operating as a reporting issuer and to facilitate a more favourable tax treatment in the future.

Crosbie understands that both formal and informal approaches to the restructuring of Perle's balance sheet have been considered in some detail, including (i) a restructuring through the Companies Creditors Arrangement Act ("CCAA") which is the Canadian equivalent of Chapter 11 of the U.S. Bankruptcy Code, (ii) a restructuring through a court approved, consensual Plan of Arrangement, (iii) receivership, and (iv) an informal consensual restructuring such as the Transaction. Crosbie further understands that, for a variety of legal and business reasons, restructuring plans involving CCAA or a Plan of Arrangement were determined to be unsuitable alternatives.

Crosbie understands that the proposed consensual approach to restructuring represents the approach that the Company and Royal believe is in the Company's best interests.

Approach to Value

Definition of Fair Market Value

For the purpose of this Valuation, fair market value means the highest price available in an open and unrestricted market between informed, prudent parties acting at arm's length and under no compulsion to act, expressed in terms of money or money's worth, without any downward adjustment to reflect lack of a controlling interest.

A common shareholder of Perle who validly exercises its right to dissent under the Business Corporations Act (Ontario) (the "OBCA") in respect of the Transaction is entitled to be paid by the Company the "fair value" (within the meaning of the OBCA), when the Transaction becomes effective, subject to the Company satisfying certain solvency requirements. Although Crosbie believes that the approaches adopted in the Valuation are the most appropriate in the circumstances, Canadian jurisprudence dealing with the meaning of "fair value" in the context of dissent rights has generally taken the approach that the determination of "fair value" is a matter of assessment in the discretion of the courts. Consequently, Crosbie is not in a position to comment as to whether a court, in fixing "fair value", would accept the valuation approaches and assumptions made by Crosbie or if it would determine that the "fair value" (in the context of dissent rights) and the fair market value (as established by the Valuation) are the same.

Valuation Methodologies

Crosbie has been requested by the Special Committee to complete the Valuation as at October 17, before giving effect to the capital restructuring pursuant to the Transaction. In preparing the Valuation, Crosbie considered a number of different valuation methodologies in order to determine the fair market value of Perle's common shares.

Of particular importance in selecting the appropriate valuation methodology under Perle's current circumstances is whether or not the Company can be considered a going concern. After giving this issue careful consideration, Crosbie determined that while a case can be made that the Company should not be regarded as a going concern, the conclusion is not absolutely clear. Accordingly, Crosbie considered the Valuation on the basis of both a going concern and a liquidation approach.

In the case where the assumption is that the Company is not a going concern, the particular valuation methodology that Crosbie considered to be most appropriate was an orderly liquidation analysis of the Company.

In the case where the assumption is that the Company is a going concern, the valuation methodologies that Crosbie considered to be the most appropriate were comparable public company trading analysis, comparable transaction analysis, and, to a lesser extent, discounted cash flow analysis.

Crosbie also considered using a discounted cash flow approach for valuing the Company as a whole but concluded that this approach would not yield meaningful results under the circumstances, given that the Company's forecast after-tax cash flow prior to debt service is marginally positive in the foreseeable future.

As a going concern, Perle also has a considerable amount of tax shelter, the value of which must also be considered.

For purposes of the Valuation, Crosbie also considered market trading analysis and distinctive material benefit.

Operational and Financial Challenges

A key consideration for Crosbie in its assessment of value is the operational and financial challenges currently facing the Company. Perle has been operating in extremely difficult markets for the past three years and has gone through considerable restructuring. While these factors have resulted in a very weak balance sheet, Crosbie understands that the Company also faces some significant operating challenges. Crosbie's understanding of some of the key challenges faced by the Company currently and in the future are summarized below:

  Declining Sales - Perle has experienced a significant decline in sales over the past several years. This has been a function of both difficult markets and the maturing of the product groups that have historically represented the majority of Perle's business. While the overall rate of sales decline has slowed, a significant challenge for the Company in the future will be to replace lost revenue from older product lines with revenue from newer product lines.

  Continuing Net Losses - The Company has reported net losses after tax for several years and has reported cumulative net losses of approximately $34 million from June 1, 1999 to September 30, 2003. Without further restructuring, Perle Management expects losses to continue for the foreseeable future.

  High Debt Level - Perle has very high debt levels relative to the current size of its business. These high debt levels result in cash constraints that make it difficult for Perle Management to manage in the normal course and also restrict Perle Management's ability to invest in the business.

  Working Capital Deficiency - As a consequence of significant losses over the past few years, the Company has a working capital deficiency of approximately $19.5 million, an amount that exceeds the amount of Perle's senior debt.

  Further Investment Required - Perle Management has indicated that the Company's future prospects are dependent on the Company being able to continue investing in product R&D. A number of Perle's current products are mature or are targeted at mature or declining markets. Perle Management has indicted to Crosbie that increased investment in product development is probably required to maintain and grow revenues over the medium term.

  Tight Liquidity - The cash flow generated by Perle from operations is currently not sufficient to satisfy its normal operating requirements and service its current debt obligations. Crosbie understands that the Company's positive cash balance at September 30, 2003 is largely due to the benefit of the forbearance arrangements with its senior lender and long-term payment arrangements negotiated with a major trade creditor. The Company's cash flow analysis indicates that if Perle were required to pay all amounts currently owed to its senior lender that are deferred pursuant to forbearance, the Company would have insufficient liquidity to operate past late October 2003.

  Senior Debt Default - The Company is in default under its senior loan agreement and has been operating under forbearance from its senior lender. While the period of forbearance expired on October 15, 2003, Crosbie understands that as a consequence of executing the Subscription and Consolidation Agreement, forbearance has been reinstated and extended to October 27, 2003 to allow for closing of the Debt Swap and renegotiation of a new credit agreement.

Alternative Refinancing or Recapitalization

Crosbie has also given consideration to whether or not it might be possible to refinance or recapitalize Royal with different types of lenders/investors and, if it were possible, how this might impact the approach to assessing the Company's value. Crosbie understands that Perle attempted to raise new capital between late 2002 and early 2003 but was unsuccessful in this effort.

In Crosbie's view, at this time, Perle would face significant impediments and challenges in finding such an alternative investor or completing an alternative transaction. In addition to considerations relating to the fundamental outlook for the business, the Company's significant level of debt would likely present a major obstacle to any possible transaction.

Due to the expected difficulty in developing an alternative transaction and the significant uncertainty that such a transaction could be structured in a manner to ultimately provide improved value to Perle's common shareholders, Crosbie has concluded that this approach is not applicable to Perle.

Valuation of Perle - Liquidation Approach

Orderly Liquidation

In determining the value of the Company under an orderly liquidation approach, Crosbie used as its starting point the Company's most recent unaudited balance sheet as at September 30, 2003, prepared by Perle Management.

Crosbie determined that certain adjustments needed to be made to the book value of the assets on the balance sheet to reflect the value range of proceeds that could be reasonably expected from each major asset category, assuming that the business were placed in receivership and the assets monetized in an orderly manner. Under a receivership, the common shareholders of the Company would only receive consideration following full payment of the claims of all creditors of the Company, both secured and unsecured.

Crosbie has given consideration to the value of the Company's assets should it be possible, while in receivership, to sell one or more product segments of the business to one or more potential buyers in order to realize a higher value overall. However, the probability of this type of transaction appears low given a variety of considerations. A number of the Company's product groups are mature, are in a declining phase of their product life cycles, or are in declining segments of the market. Additionally, and perhaps more importantly, Perle Management indicates that the Company's intellectual property does not provide the Company with unique capabilities relative to key competitors and, in many areas, is in need of further development to make it more current. Accordingly, based on its review of the circumstances, Crosbie does not believe that this approach, if it were successful at all, would improve the value of liquidation proceeds materially relative to a straightforward liquidation.

Crosbie has developed a range of potential liquidation outcomes for each asset category on the balance sheet following discussions with Perle Management and based on Crosbie's professional judgement. Under the circumstances, Crosbie determined that appropriate ranges of liquidation outcomes as a percentage of net book value are as follows: 100% for cash, 60-70% for accounts receivable, 25-35% for inventory, 0-10% for fixed assets, 0-100% for due from shareholders, and 0-3% for intangible assets. Crosbie determined that other asset categories would not yield any recovery under liquidation.

In considering the liquidation value of the Company's intellectual property, Crosbie reviewed the CVSL Valuation, an independent valuation of certain of the Company's intellectual property prepared in July 2003. The CVSL Valuation considered the fair market value of the brands and intellectual property owned by Perle Systems Europe Limited ("PSEL Intellectual Property"). The PSEL Intellectual Property represents the technology acquired by the Company from Chase Research Limited in February 2000 and Specialix Europe Limited in January 1999. Including the development and enhancements made since Perle's acquisition, this technology forms the basis of the Company's business in the serial products area, which is currently the largest segment of Perle's business. The CVSL Valuation indicated a fair market value of the PSL Intellectual Property of $160,000.

Crosbie has determined that a reasonable range of value for the Company's intellectual property is between nil and $300,000. At the low end of this range, Crosbie considered that it may not be possible to find any purchaser for the intellectual property as Perle Management has indicated that they are sceptical as to whether a sale of the intellectual property or particular product lines is possible. At the high end of the range, Crosbie has made an allowance for enhancements made to the PSEL Intellectual Property in the serial products segment since its acquisition by Perle and the potential value of the intellectual property relating to other product lines of the Company which are predominantly in mature or declining segments for Perle.

Perle also has significant tax pools which may be used to shelter income in future periods, as well as certain Ontario Innovation Tax Credit claims that are being processed and could result in cash refunds to the Company. In the event of a receivership, these assets would be eliminated, providing no future benefit to the creditors and common shareholders of the Company.

To determine the net proceeds that would be available to the creditors and common shareholders, Crosbie has made reasonable allowance for the costs to monetize the assets of the Company including those of a receiver.

Crosbie's analysis is set out in the table below:

	Unaudited Balance at Sept. 30/03 (US$000s)		Value on Liquidation (%)		Liquidation Value (US$000s)
			High	Low	High	Low

Assets
Cash & Deposits	$ 997		100%	100%	$ 997	$ 997
Accounts Receivable	3,323		70%	60%	2,326	1,994
Inventories	1,495		35%	25%	523	374
Prepaid Expenses	276		0%	0%	-	-
Total Current Assets	6,091				3,846	3,365

Capital Assets, net	676		10%	0%	68	-

Due from Shareholders	134		100%	0%	134	-
Deferred Tax Receivable	57		0%	0%	-	-
Intangible Assets & Other	10,838		3%	0%	300	-
Deferred charges	512		0%	0%	-	-
Total Assets	18,308				4,348	3,365

Transaction Costs					(250)	(350)

Proceeds to Creditors & Common Shareholders					4,098	3,015

Senior Secured Loans	(19,201)	(a)			(19,201)	(19,201)

Unsecured Liabilities:
Accounts Payable & Accruals	(5,196)				(5,196)	(5,196)
Other Liabilities	(1,360)				(1,360)	(1,360)
Total Liabilities	(25,757)				(25,757)	(25,757)

Deficit					$(21,659)	$(22,742)

Note:

(a) Includes accrued and unpaid interest.

Based on this analysis, Crosbie concluded that the net proceeds available to the creditors and common shareholders of the Company under a liquidation approach would be substantially less than the amount of the secured liabilities and unsecured liabilities of the Company which have priority to the common shareholders. As a result, we concluded that there would be no value remaining for the common shareholders under a liquidation approach.

Valuing Perle as a Going Concern

Although Crosbie believes that it may not be appropriate to view the Company as a going concern, as part of the Valuation, consideration has been given to the value of the Company under a going concern approach. This analysis considers how a third party buyer might assess the value of the Company in an arm's length acquisition.

Valuation Approach -Going Concern

Under a going concern approach, the valuation methodologies that Crosbie would consider to be most appropriate in the circumstances would be a combination of comparable public company trading analysis and to a limited degree, discounted cash flow ("DCF") analysis.

The approach taken by Crosbie was to consider the value of the Company based on segmenting its business into three broad product groups and considering their value individually. Each of these product groups have different characteristics as they are based on markets with different prospects and/or are based on products or technology at different stages of their life cycles. In summary, these segments are as follows:

  RAS/Routers - This represents the Company's remote access server product line and the Company's router product line. These product lines are expected to have flat to declining revenue streams for the Company over the next few years. While the Company has a reasonably strong offering in the RAS area, this is a technology that is rapidly being replaced as users move away from dial-up network access.

  Serial Products - This is a segment where the Company has reasonably strong positioning and growth prospects over the medium term.

  AS400/Service - This segment is in decline as the market being served essentially represents legacy networks using technology that is two generations old. Margins are declining and revenues are expected to decline materially over the next few years.

For our comparable company trading analysis, we focused on multiples of total enterprise value ("TEV") to latest 12 month ("LTM") revenue. While it would normally be useful to consider trading multiples based on TEV to earnings before interest, taxes, depreciation and amortization ("EBITDA"), this was not possible in this situation as EBITDA was not available by product group for Perle, and many of the comparable companies did not have positive EBITDA. Normally, trading multiples based on TEV to future revenues would also be considered. However, this was also not possible as forecast revenue was unavailable for a number of the public companies that we considered to be the strongest comparables for Perle.

Crosbie also looked for available public information with respect to comparable transactions and was able to identify a limited number of such transactions as discussed more fully below.

RAS/Routers Product Group

For this product group, Crosbie reviewed a group of potentially comparable public companies and from this group, selected two that it considered to be the most comparable, including Netopia Inc. in the U.S. and D-Link Corp. based in Taiwan. Only D-Link Corp. was profitable and forecast revenue was not available for Netopia. The average TEV/LTM revenue multiple for these two companies was 1.5 times.

Crosbie determined that a discount to the average TEV/LTM revenue multiple was appropriate for a variety of reasons. First, both of the comparable companies selected by Crosbie are significantly larger than Perle's RAS/Router product group. A second and perhaps more significant consideration is that, based on discussions with Perle Management, Crosbie understands that Perle's product offerings in this product group are mature and/or in decline.

In the case of Perle's RAS products, the Company's technology facilitates the dial-in connection to servers via public telephone networks. This type of technology is considered mature since, for a high proportion of applications, users are increasingly moving toward the use of VPN based solutions that allow private network and server access via the Internet. While RAS revenues are expected to remain generally flat for the next year or two, they are expected to decline thereafter due to this shift in the market.

For Perle's router products, the Company has focused on the small router segment where Perle Management considers the Company's products to have a weak competitive positioning in the marketplace. As a result of this assessment, the Company made a strategic decision last year to de-emphasize this product segment, significantly reducing both R&D and marketing related spending. Management expects revenue from this segment to decline significantly over the short to medium term. Based on the above considerations and after taking into account a control premium, Crosbie determined that applying a discount of 30% to 50% to the public company comparables for the RAS/Router segment is appropriate.

Crosbie also looked for publicly available information with respect to precedent transactions in the RAS/Router market segments. Crosbie identified two transactions where sufficient financial detail was available on the transactions and we considered the businesses to be comparable. One of these transactions represented the purchase of a division of a larger company and the other represented the en-bloc purchase of a company of comparable size to Perle's RAS/Router product group. The average TEV/LTM revenue multiple for these precedent transactions was 0.7 times.

Based on the foregoing, Crosbie determined that the appropriate range of TEV/LTM revenue multiples for this the RAS/Router product group is 0.6 times to 0.8 times, resulting in a TEV range for this product group of $1.8 million to $2.4 million.

Serial Product Group

Crosbie reviewed a large group of potentially comparable public companies for Perle's serial products area. In this case, Crosbie identified three public companies that were considered to be most comparable to Perle, including Troy Group Inc., Digi International Inc. and Lantronix, Inc., all based in the U.S. None of these three companies appear to be profitable. The average TEV/LTM revenue multiple for these three companies was 0.8 times.

Crosbie determined that a discount to the average public company TEV/LTM revenue multiple was warranted for a number of reasons. First, all three comparable companies are significantly larger than Perle's serial products area. Within the market for serial products, two of the three comparable companies (Digi International Inc. and Lantronix, Inc.) are regarded as "first tier" competitors from a size and market profile perspective while the Company is considered by Perle Management to be a "tier two" competitor within the market segment. Additionally, Digi International Inc. is regarded as having a particularly strong market position from both a branding and product capability standpoint. These characteristics are reflected in this particular company's premium TEV/LTM revenue multiple relative to the other two that were considered. A final consideration relates to the Perle's current product range. At present, the Company provides products that are used by the commercial segment of the market, which Perle Management estimates is approximately half of the overall market. While Perle does not service the industrial segment of the market for serial products, all three of the comparable companies identified are active in the industrial serial products space. Based on the above considerations and after taking into account a control premium, Crosbie determined that for the Serial Products segment, applying a discount of 10% to 30% to the public company comparables is appropriate.

Precedent transactions for the serial products segment were also considered. Crosbie identified one transaction where sufficient financial detail was available on the transaction and the business fit was also appropriate. The TEV/LTM revenue multiple for this transaction was 0.7 times.

Based on the foregoing, Crosbie determined that the appropriate range of TEV/LTM revenue multiples for this the Serial Products product group is 0.5 times to 0.6 times, resulting in a TEV range for this product group of $7.6 million to $9.2 million.

AS400/Service Product Group

Crosbie understands from Perle Management that the AS 400 line of products is in significant decline, and will likely continue to be offered for no longer than five years. Perle's service business, which primarily relates to the AS 400 product line is also expected to continue to decline, although at a slower rate than the AS 400 line of products. Accordingly, Crosbie concluded that due to the limited life of this business, a discounted cash flow ("DCF") analysis would be most appropriate for purposes of assessing value.

Perle Management prepared a three-year forecast for the Company as a whole. Based on discussions with Perle Management, Crosbie assumed annual gross profit margins and allocations of selling, general and administrative expenses for the AS 400/Service business in order to determine AS 400/Service EBITDA for the forecast period. Crosbie made certain assumptions regarding the decline in the business for the two years following Perle Management's three-year forecast.

Based on this projected AS 400/Service income statement, as well as capital expenditure, working capital and tax assumptions, we estimated the after tax free cash flow for the AS 400/Service product group.

Crosbie considered the risk associated with achieving the results in the projected income statement in determining an appropriate discount rate and concluded that a discount rate of 10% to 15% is appropriate in the circumstances. Due to the relatively low levels of positive free cash flow in the later years of the projection, the DCF analysis is not very sensitive to the discount rate utilized. Based on a zero terminal value for the business, the DCF approach yielded a total enterprise value for the AS 400/Service product group between approximately $956,000 and $1,048,000.

Tax Assets

Tax Shelter - Canada

Based on its Canadian Federal tax returns for the fiscal years ended May 31, 2001 and May 31, 2002, and Perle Management estimates for the fiscal year ended May 31, 2003, the Company has the following balances in its tax pools:

Tax Shelter	Estimated Balance at May 31, 2003 (US$000s)
Taxable Income Shelter:
Non-Capital Losses	$ 9,430
Scientific Research & Experimental Development ("SR&ED")	14,024
Undepreciated Capital Cost Pool ("UCC")	1,289
Eligible Capital Expenditure Pool ("ECE")	2,414
Tax Credits:
Investment Tax Credits ("ITC")	6,079

The balances of the above tax pools at May 31, 2003 have been converted to US dollars at an exchange rate of Cdn$ 1.34 = US$1.00. Such balances have not been confirmed by federal or provincial tax authorities, are subject to audit, and therefore may be subject to change. Perle Management has indicated to Crosbie that the changes in the tax pools for the stub period from May 31, 2003 to September 30, 2003 can not be estimated with reasonable accuracy and therefore have not been attempted. Crosbie is satisfied, however, that under Perle's current capital structure, the impact of changes to the tax pools in the stub period would likely not be material for purposes of the Valuation.

The Company's non-capital tax losses arose in fiscal 2000 and 2002 and may be available to offset Perle's taxable income in Canada in future taxation years, subject to their expiry in 2007 (approximately $5.2 million) and 2009 (approximately $4.2 million).

Under the Scientific Research and Experimental Development (SR&ED) Program, Perle has accumulated a pool of qualified expenditures carried on in Canada which, subject to certain restrictions, are eligible for future deduction in calculating future taxable income and may be carried forward indefinitely. These restrictions include requirements following a change in control of the Company.

In addition, Perle has accumulated investment tax credits (ITCs) based on its qualifying SR&ED expenditures. Perle's accumulated ITCs are non-refundable, and may be carried back three years or carried forward 10 years to reduce taxes payable. Utilization of the ITCs reduces the balance in the pool of deductible expenditures for SR&ED. The ITCs are also subject to the same restrictions as the SR&ED pool following a change in control. Perle's ITCs currently expire as follows:

Year of Expiry (May 31)	ITC Amount (US$ 000s)
2004	$ 433
2005	815
2006	729
2007	654
2008	601
2009 -2013	2,847
$ 6,079

The balances of the above claims have been converted to US dollars at an exchange rate of Cdn$ 1.34 = US$1.00. Perle's UCC pool represents the remaining balance of its capital assets which may be deducted against future income based on percentages of certain capital cost allowance classes. Similarly, the ECE pool essentially represents the undepreciated balance of historical capital expenditures which are not included in any of the capital cost allowance classes (generally including intangible assets). A percentage of the ECE pool at the end of the year may be claimed as a deduction from future income.

Crosbie has analyzed Perle's various tax pools at May 31, 2003, prior to giving effect to the Transaction. Canadian corporate income tax rules pertaining to debt forgiveness, debt parking and changes in control may have a bearing on the application of these tax pools.

In determining the value of Perle's various tax pools, one must consider the various alternatives for realizing the value for tax shelter and assess the applicability of each alternative. In general, the three basic alternatives for realizing the value of tax shelter, are as follows:

  the application of the tax shelter by the entity that generated the tax shelter against future taxable income or taxes payable generated by that entity, subject to the applicable expiry of the relevant tax shelter;

  a transaction that involves an amalgamation of the entity that holds the tax pools with another entity that has sufficient taxable income or taxes payable to utilize the tax shelter, and that meets the restrictions under the Canadian Income Tax Act regarding the preservation and utilization of tax pools following a change in control; and

  a complex transaction, usually involving a partnership between the entity that holds the tax pools and another highly profitable entity that results in utilization of the tax shelter without a change in control.

Under the first alternative, Perle is currently not generating sufficient taxable income or taxes payable to utilize its non-capital losses or its SR&ED, UCC, or ECE pools or its ITCs. Based on the Company's forecasts prepared by Perle Management, there also appears to be little likelihood that Perle will generate sufficient taxable income or taxes payable in the foreseeable future to utilize its tax shelter.

With regard to the second alternative, which would involve a change in control, tax shelter generally may be preserved:

  if the business which generated the shelter is carried on by Perle or the acquiror throughout the future taxation year, for profit or with a reasonable expectation of profit; and

  if the income sheltered is generated by the same business and/or a similar business as that which incurred the tax shelter.

The requirement for an acquiror to be in a same or similar business to Perle after a change in control would significantly limit the pool of prospective buyers. In Crosbie's view, the probability of finding an interested party in a same or similar business to Perle in Canada and one which also has sufficient taxable income and taxes payable to make the transaction commercially worthwhile is very small.

It is Crosbie's view that the third alternative, which would not involve a change of control, would likely generate the highest value for Perle's tax shelter. However, this alternative involves transactions which are very difficult to execute for a number of reasons, including a limited supply of suitable entities that generate sufficient profits to utilize the acquired tax shelter in the foreseeable future. Nevertheless, these types of transactions have been completed in Canada, and typically generate value for various tax pools between $0.02 and $0.10 per $1.00 of tax shelter utilized, which is received as the tax pool is utilized.

There is considerable uncertainty as to whether such a transaction could be structured for Perle, and substantial risk as to whether the full amount of Perle's tax pools could be utilized under such a transaction, due to the following:

  compared to tax loss entities which are entering into similar kinds of transactions, the Company's tax losses and shelter are considered to be complicated due to its corporate structure and the complexity of its inter-company transfer pricing;

  Perle's tax shelter is smaller than the average tax shelter that is typically acquired in precedent tax loss transactions; and

  based on its current capital structure, Perle has a significant amount of debt which would likely be restructured as part of any transaction, triggering debt forgiveness or debt parking rules under the Canadian Income Tax Act. These rules would likely significantly reduce Perle's available tax pools, reducing the attractiveness of Perle as a potential party to such a transaction.

Based on advice from the Company's tax advisors, Crosbie has assumed that under the third alternative, debt forgiveness rules under the Income Tax Act would reduce the Company's balance of its non-capital losses and UCC and ECE pools to nil. Accordingly, Crosbie has concluded that the likely realizable value of Perle's SR&ED pool and ITCs under the third alternative would be no more than the following:

Tax Shelter	Tax Shelter Balance at May 31/03 (US$000s)	Estimated Value per dollar of Tax Shelter	Estimated Value (US$000s)
SR&ED	$14,024	$0.03	$421
ITC	$6,079	$0.05	$304

Other Tax Assets - Ontario Innovation Tax Credit Carryback

Perle is eligible for a Provincial carryback claim of qualifying SR&ED expenditures in fiscal 1999, 2000 and 2001 as a result of a recent revision in the taxable capital definitions and limits by the Ontario Ministry of Finance. Perle Management is anticipating receipt of the 1999 refund before December 31, 2003, and anticipates receipt of the 2000 and 2001 claims within the next 12 months. The claims filed by Perle are as follows:

Year Ended May 31,	Claim Filed (US$000)

1999	$149
2000	$139
2001	$140

Total	$428

The claims for fiscal 1999 and 2001 have been subject to technical and financial audits by Canada Customs and Revenue Agency. As the fiscal 2000 claim is subject to both technical and financial audits, it may be subject to change. Additionally, the timing of receipt of the 2001 claim is uncertain as it will be subject to processing of the May 31, 2002 tax return. As a result, Crosbie has applied a discount to the estimated gross value of the 2000 and 2001 claims ranging from 5% to 20% to reflect the uncertainty associated with the amount and timing of receipt of these claims. Accordingly, Crosbie estimates the value of the claims filed to be between $370,000 and $420,000 (US dollars).

Tax Losses - UK

In addition to the tax shelter available in Canada, Perle Systems Europe Limited ("PSEL"), a wholly owned subsidiary of Perle, has tax losses of approximately GBP4.2 million as at May 31, 2002 that arose from its trade in the UK which may be available to offset against taxable income in future periods, indefinitely. The balances of Perle's tax losses subsequent to fiscal 2001 have not been confirmed by federal or provincial tax authorities, are subject to audit and therefore may be subject to change.

In determining the value of PSEL's tax losses, Crosbie considered various alternatives for realizing value for the tax losses and assessed the applicability of each alternative.

PSEL is currently not generating sufficient taxable income to utilize a material amount of its tax losses. Based on Perle's forecasts for the business prepared by Perle Management, there is also insufficient evidence regarding future business or investment prospects to support an expectation that, under its current ownership structure, PSEL will generate sufficient taxable income to utilize a material amount of its tax losses in the foreseeable future.

It is Crosbie's view that it would be very difficult for a corporation to acquire PSEL and be able to utilize PSEL's UK tax losses within the particularly severe restrictions of Inland Revenue. These restrictions essentially require the acquiring corporation to carry on the same business activities as PSEL within three years before or after the change of ownership. Furthermore, based on discussions with the Company's tax advisors, Crosbie understands that there is virtually no market for acquisitions of companies purely for tax shelter in the UK.

Accordingly, Crosbie has concluded that for the purposes of the Valuation, the value of Perle's tax losses held in PSEL is not material.

Market Trading Analysis

Crosbie analysed the trading of Perle's common shares for the 52 week period ending October 1, 2003. The following table indicates the high, low and trading volume of Perle's common shares on both the TSX and the OTCBB:

Share Trading Information
	52 Week Period Ended
	October 17/03
Perle Systems Common Shares	OTC BB (US$)	TSX (a) (b) (Cdn$)	Total

52 Week - High Price	$0.35	$0.50	n/a
52 Week - Low Price	$0.05	$0.07	n/a
Price (at October 17, 2003)	$0.09	n/a	n/a

52 Week Volume (number of shares)	3,237,400	1,361,045	3,237,400
Average Daily Volume (number of shares)	12,796	5,918	12,796

Notes:

  Reflects 230 trading days. At the close of trading on September 4, 2003, Perle's common shares were suspended from trading on the Toronto Stock Exchange ("TSX") for failure to meet the continued listing requirements of the TSX.

  Effective at the close of business on October 7, 2003, the Company's shares were de-listed for trading on the TSX.

The closing price of the shares on the OTCBB on October 16, 2003 (the last day prior to the effective date of the Valuation and the Opinion on which at least 100 shares traded) was $0.09.

Crosbie has concluded that the market price of Perle's common shares do not provide a reliable indication of their fair market value in view of the following:

  Perle's market capitalization of approximately $860,000 is very small, which typically would preclude any institution from holding Perle's common shares;

  Perle is not currently followed by the investment community, resulting in a limited number of investors that understand the Company and trade in Perle common shares; and

  Perle's common shares have a number of speculative characteristics as Perle has announced that it is in discussions with Royal regarding a reorganization of its debt and capital structure.

Distinctive Material Benefit

In addition to considering the intrinsic value of Perle's common shares in assessing the fairness of the Transaction, Crosbie has also given consideration to any distinctive material benefit that may accrue to Royal in the Transaction. Crosbie considered the Transaction from a number of perspectives to assess possible distinctive material benefit to Royal. These included the possible benefits of the Transaction to Royal versus alternative approaches to restructuring the Company. Crosbie concluded that the most feasible alternative to the Transaction for Royal would be a receivership, where some trade payables and other obligations would typically be eliminated but the Company would also usually face business disruption due to the impact on both its suppliers and customers. Based on its analysis of these scenarios, Crosbie concluded that there is no distinctive material benefit to Royal under the Transaction.

Valuation Summary

Crosbie considered the value of Perle's common shares on the basis of the orderly liquidation of the Company's assets and as a going concern. Under a liquidation approach, the value of the Company's assets is far less than the value of the secured and unsecured liabilities of the Company, leaving no residual value for Perle's common shareholders.

Under a going concern approach, a summary of Crosbie's analysis are summarized in the table below:

PERLE SYSTEMS LIMITED Value Summary (US$ 000s)
	Perle LTM Revenue	TEV / LTM Revenue Discounted Multiple		TEV
		Low	High	Low	High
LTM Revenue (to Sept. 30/03)
RAS/Routers	$ 3,037	0.6x	0.8x	$ 1,822	$ 2,430
Serial	15,255	0.5x	0.6x	7,627	9,153
AS400 & Service	4,227	n/a	n/a	956	1,048
Total Revenue - LTM to Sept. 30/03	$ 22,519
Total Enterprise Value				$ 10,405	$ 12,631
Value of Tax Shelter:
Ontario Innovation Tax Credit Carry-Back (FY 1999 - 2001)				370	420
Tax Shelter After Debt Conversion				-	725
Total Enterprise Value Including Tax Shelter				$ 10,775	$ 14,776
Less: Net Debt at Sept. 30/03(a)				$ (18,030)	$ (18,030)
Equity Value				$ -	$ -

Note:

(a) Net debt includes interest accrual of $279K at September 30, 2003 for interest owed to Royal.

On the basis of Crosbie's analysis of Perle as a going concern, summarized above, the TEV range for Perle is of $10.8 million to $14.8 million. This range for Perle's TEV is also less than the Company's senior secured debt, indicating that, on a going concern basis, there is no intrinsic value in the common shares of the Company.

Valuation Conclusion & Fairness Opinion

Based on the foregoing analysis, Crosbie is of the opinion that, as at October 17, 2003, the fair market value of Perle's common shares is nil.

In considering the fairness of the Transaction from a financial point of view, Crosbie principally considered and relied upon the fact that the cash consideration offered to current Perle common shareholders under the Transaction is in excess of the fair market value of the Perle's common shares in Crosbie's Valuation. Based upon and subject to the foregoing, Crosbie is of the opinion that, as of the date hereof, the Transaction is fair from a financial point of view to the common shareholders of Perle.

Yours sincerely,

/s/ Crosbie & Company Inc.

Crosbie & Company Inc.

Attachment 2

PERLE SYSTEMS LIMITED

60 Renfrew Drive

Suite 100

Markham, Ontario

L3R 0E1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 28, 2003

TO THE SHAREHOLDERS OF PERLE SYSTEMS LIMITED:

NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of shareholders of Perle Systems Limited (the "Corporation") will be held on Friday, November 28, 2003, at 10:00 a.m. (local time in Toronto) at the offices of Goodman and Carr LLP, 200 King Street West, Suite 2300, 23 West Boardroom, Toronto, Ontario L3R 0E1 to consider, and if thought advisable to pass, a special resolution of the shareholders of the Corporation authorizing an amendment to the Articles of the Corporation to effect a consolidation of the issued and outstanding common shares of the Corporation, as described in the Management Information Circular dated October 28, 2003.

Shareholders of record as of the close of business on October 28, 2003 will be entitled to notice of and to vote at the Meeting. Shareholders who do not expect to attend the Meeting in person are urged to execute and return the accompanying proxy in the prepaid envelope enclosed.

Dated the 28th day of October 2003.

By Order of the Board of Directors,

/s/ JOSEPH PERLE

Joseph E. Perle

Secretary

Markham, Ontario

IMPORTANT: Shareholders who are unable to be present in person at the Meeting are requested to fill in, date, sign and return, in the envelope provided for that purpose, the form of proxy accompanying this Notice. In order to be voted, proxies must be received by the Corporation, c/o CIBC Mellon Trust Company, the Corporation's transfer agent, at 200 Queen's Quay East, Unit #6, Toronto, Ontario, M5A 4K9, Attention: Proxy Department, by no later than 5:00 p.m. (local time in Toronto) on November 26, 2003, or in the case of any adjournment of the Meeting, by no later than 5:00 p.m. (local time in Toronto) on the second business day immediately preceding the date of such adjourned Meeting. A management information circular, letter of transmittal and form of proxy accompany this Notice.

Attachment 3

 PERLE SYSTEMS LIMITED

PROXY FOR HOLDERS OF COMMON SHARES SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Perle Systems Limited (the "Corporation") hereby appoints Joseph E. Perle the President, Chief Executive Officer, Secretary and Director of the Corporation, or failing him, Derrick M. Barnett the Vice-President, Finance and Chief Financial Officer of the Corporation, or instead of either of them:

as proxy for the undersigned with power of substitution, to attend and act for and on behalf of the undersigned at the Special Meeting of Shareholders of the Corporation to be held at the offices of Goodman and Carr LLP, 200 King Street West, Suite 2300, 23 West Boardroom, Toronto, Ontario M5H 3W5 on Friday, November 28, 2003, at 10:00 a.m. (local time in Toronto) and at any adjournments thereof and to vote, as directed below, all common shares in the capital of the Corporation which the undersigned would be entitled to vote if then personally present:

  FOR ______ or WITHHOLD FROM VOTING ______ in respect of the special resolution of the shareholders of the Corporation authorizing the amendment to the Articles of the Corporation to effect a consolidation of the issued and outstanding common shares of the Corporation, as described in the Management Information Circular dated October 28, 2003.

  In his or her discretion, with respect to any amendments or variations to the matters herein, before specified, or on such further or other business as may properly come before the meeting or any adjournments thereof.

The proxy named above will vote, or withhold from voting, the common shares in respect of which he or she is appointed on any ballot that may be called for in accordance with the directions of the shareholder appointing him or her. In the absence of such direction, this proxy shall be deemed to grant authority to vote FOR the resolutions specified in items (1) and (2) above.

The undersigned hereby ratifies and confirms all that the said proxy may do by virtue hereof, granting to the said proxy full power and authority to act for and in the name of the undersigned at the said meeting or at any adjournments thereof, and hereby revokes any proxy or proxies heretofore given to vote, attend or act with respect to the said common shares.

This proxy is solicited on behalf of management and the common shares represented by this proxy will be voted for, withheld from being voted or voted against, as stated above, in accordance with the instructions of the undersigned at the meeting and at any adjournments thereof. The undersigned has the right to appoint a person (who need not be a shareholder of the Corporation) to attend, vote and act for and on his or her behalf at the meeting or at any adjournments thereof other than the persons named above and may exercise such right by inserting the name of his or her nominee in the blank space provided above or by completing another proper form of proxy.

This form of proxy will not be valid unless it is completed and delivered to the Secretary of the Corporation, c/o CIBC Mellon Trust Company, the Canadian Transfer Agent of the Corporation, at 200 Queens Quay East, Unit # 6, Toronto, Ontario M5A 4K9, Attention: Proxy Department, by no later than 5:00 p.m. (local time in Toronto) on November 26, 2003, or in the case of any adjournment of the meeting, by no later than 5:00 p.m. (local time in Toronto) on the second business day immediately preceding the date of such adjourned meeting.

The undersigned hereby acknowledges receipt of the Notice of the Special Meeting of Shareholders of the Corporation dated October 28, 2003 and the accompanying Management Information Circular.

DATED the            day of                       , 2003.

Signature of Registered Shareholder or Authorized Signing Officer

Name of Registered Shareholder (Please print)

Please insert the date that the proxy is signed in the space provided. If the date has not been inserted, this form of proxy is deemed to bear the date on which it is mailed. Please sign exactly as your name appears on your share certificates. If the shareholder is a corporation, this proxy must be executed by an officer or attorney thereof duly authorized. This proxy ceases to be valid one year from its date.

Attachment 4

The Depositary (see the back page of this document for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL
for
Common Shares
of
PERLE SYSTEMS LIMITED

This Letter of Transmittal, properly completed and duly executed, or a manually executed facsimile hereof, together with all other required documents, must accompany certificates representing common shares of Perle Systems Limited (the "Company") surrendered in connection with the Consolidation of such shares which consolidation has been, or is being, submitted for approval at the Special Meeting of Shareholders of the Company to be held on Friday, November 28, 2003, and at any adjournment or postponement thereof. Capitalized terms used, but not defined, in this Letter of Transmittal which are defined in the Management Information Circular (the "Circular") dated October 28, 2003, which accompanies this Letter of Transmittal, shall have the same meanings herein as given to them in the Circular.

Please carefully read the Instructions set out below before completing this Letter of Transmittal.

TO: PERLE SYSTEMS LIMITED.

- and -

TO: AMERICAN STOCK TRANSFER & TRUST COMPANY (the "Depositary") at its offices set out herein.

The undersigned delivers to you the enclosed certificate(s) for Perle Shares, details of which are as follows:

(see items 1, 6 and 7 of the instructions)
Name(s) in which Registered	Certificate Number(s)	Number of Corresponding Perle Shares

TOTAL

(If this space is insufficient, please attach a list in the above form)

The undersigned:

    acknowledges receipt of the accompanying Circular;

    surrenders to you the enclosed certificate(s) representing Perle Shares in exchange for the Consideration (being Cdn$0.04 in cash for each Perle Share held by Shareholders as of the Record Date, converted to U.S. dollars based on the Noon Buying Rate on the Effective Date, as more fully described in the Circular), subject only to the approval at the Meeting, or any adjournment or postponement thereof, of the Consolidation and the filing of any applicable articles of amendment of the Company in respect of the Consolidation;

    acknowledges and agrees that no certificates for fractional New Common Shares will be issued to Shareholders and that such Shareholders (other than Dissenting Shareholders) are only entitled to receive the Consideration in accordance with the procedures described in the Circular;

    acknowledges that as soon as practicable following the Effective Date and receipt of required documents, the Depository will send or cause to be sent to each shareholder (other than Dissenting Shareholders) who has submitted a Letter of Transmittal in accordance with the procedures specified herein, payment of the Consideration;

    directs the Company and the Depositary to issue or cause to be issued a cheque or cheques in the full amount to which the undersigned is entitled in respect of the Consideration, in the name indicated below, and to send such cheque or cheques as the case may be to the address, or hold the same for pickup, as indicated below (and if no name, address or deliver instructions are indicated, to the undersigned at the address of the undersigned as it appears on the applicable securities register of the Company);

    acknowledges and agrees that under no circumstances will interest be paid on the Consideration by reason of any delay in paying the Consideration or otherwise;

    subject only to the approval at the Meeting of the Consolidation and the filing of any applicable articles of amendment of the Company in respect of the Consolidation, agrees to execute, upon request, any additional documents and other assurances as may be necessary or desirable to complete the Consolidation, and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal, representatives, successors and assigns of the holder, as the case may be;

    agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Perle Shares surrendered in connection with the Consolidation shall be determined by the Company in its sole discretion and that such determination shall be final and binding and acknowledges that there is not duty or obligation upon the Company, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of shares and no liability will be incurred by any of them for failure to give any such notice.

    represents and warrants that:

      the undersigned has full power and authority to execute this Letter of Transmittal and surrender the enclosed certificate(s) for Perle Shares and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Perle Shares to any other person;

      the undersigned or the person on whose behalf the enclosed certificate (s) for Perle Shares are being surrendered has good title to and is the beneficial owner of such shares free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others whatsoever;

      the surrender of the enclosed certificate (s) for Perle Shares complies with applicable securities laws; and

    acknowledges and agrees that failure of a Shareholder to forward a duly completed Letter of Transmittal within six years from the Effective Date will result in forfeiture of any entitlement of such Shareholder to the Consideration.
DATED:
Signature guaranteed by: (if required under item 3 of the instructions):

Authorized Signature	Signature of Shareholder or Authorized Representative (see items 2 and 4 of the instruction)

Name of Guarantor (please print or type)	Telephone Number of Shareholder

Address of Guarantor (please print or type)	Facsimile Number of Shareholder

Telephone Number of Guarantor	Social Insurance Number (or Taxpayer Identification Number or Social Security Number of U.S. residents)

Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)
BLOCK A (see items 2 and 3 of the instructions)	BLOCK B (see item 3 of the instructions)
ISSUES CHEQUE(S) IN THE NAME OF: (please print or type)	SEND CHEQUE(S) (UNLESS BOX C IS CHECKED) TO: (please print or type)

(Name)	(Name)

(Street Address and Number)

(City and Province or State)	(Street Address and Number)

(Telephone - Business Hour)	(City and Province or State)

(Social Insurance, Taxpayer Identification, or Social Security No.)	(Country and Postal or Zip Code)

BLOCK C
? HOLD CHEQUE(S) FOR PICK-UP AGAINST COUNTER RECEIPT AT THE OFFICES OF THE DEPOSITARY.

BLOCK D SUBSTITUTE FORM W-9 To be completed by United States Shareholders only (see item 5 of the instructions)
Under penalties of perjury, I certify that:
1.	(a)	the social security or other taxpayer information number stated below is my correct taxpayer identification number, or
(b)

a social security or other taxpayer identification number has not been issued to me, and either (i) I have mailed or delivered an application to receive a social security or other taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration office or (ii) I intend to mail or deliver an application in the near future and I understand that if I do not provide a social security or other taxpayer identification number by the time of payment, all reportable cash payments made to me thereafter will be subject to back-up withholding until I provide a social security or other taxpayer identification number; and

2.

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the United States Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

Signature of Shareholder		Date

Social Security Number/Taxpayer Identification Number

NOTE: FAILURE TO COMPLETE THIS BOX OR TO PROVIDE THE COMPANY WITH A SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN A U.S. $50 OR GREATER PENALTY IMPOSED BY THE IRS AND BACKUP WITHHOLDING ON ANY PAYMENT MADE TO YOU PURSUANT TO THE OFFER.

DO NOT WRITE IN THIS BOX

Date Received	Certificate(s) examined by:

Number of Perle Shares Received	Certificate(s) No.

Amount of Cheque	Cheque No.

Date Cheque Mailed	Checked by

INSTRUCTIONS

  Use of Letter of Transmittal

    This Letter of Transmittal (or a manually signed facsimile thereof) properly completed and signed, together with accompanying certificate (s) representing Perle Shares and all other documents reasonably required by the Depositary must be received by the Depositary at the office of the Depositary specified on the back page of this document.

    The method used to deliver this Letter of Transmittal and any accompanying certificates representing Perle Shares and all other required documents is at the option and risk of the person delivering same, and delivery will be deemed effective only when such documents are actually received. The Company recommends that the necessary documentation be hand delivered to the Depositary at their office specified on the back page of this document, and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Perle Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of those Perle Shares.

  Signatures

  This Letter of Transmittal must be completed and signed by the holder of Perle Shares or by such holder's duly authorized representative (in accordance with item 4 below).

    If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate (s), such signature (s) on this Letter of Transmittal must correspond with the name (s) as registered or as written on the face of such certificate (s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate (s) are owned of record by two or more joint owners both or all such owners must sign the Letter of Transmittal.

    If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate (s) for Perle Shares, or if a cheque is to be issued to a person other than the registered owner(s):

      such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

      the signature (s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate (s) and must be guaranteed as noted in item 3 below.

  Guarantee of Signatures

  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Perle Shares or if the payment of Consideration is to be issued in the name of a person other than the registered owner(s) of the Perle Shares, such signature must be guaranteed by an Eligible Institution as defined below, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible institution). An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States, a firm which is a member of a recognized stock exchange in Canada, the Investment Dealers Association of Canada, a national securities exchange in the United States, the National Association of Securities Dealers, Inc., or a member of the Securities Transfer Agents Medallion Program (STAMP).

  Fiduciaries, Representations and Authorizations

  Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Company or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

  Substitute Form W-9

  United States Shareholders must complete Block D in connection with United States "backup withholding".

  Miscellaneous

    If the space on this Letter of Transmittal is insufficient to list all enclosed certificates for Perle Shares, additional certificate numbers and the number of corresponding Perle Shares may be included on a separate signed list affixed to this Letter of Transmittal.

    If Perle Shares are registered in different forms of the same name (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

    No alternative, conditional or contingent surrender of Perle Shares will be accepted. All surrendering Shareholders waive any right to receive any notice of acceptance of Perle Shares for payment of Consideration by execution of this Letter of Transmittal (or a facsimile thereof).

    Additional copies of the Circular and the Letter of Transmittal may be obtained on request and without charge from the Depositary at their office at the address listed on the back page of this document.

  Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

The Depositary is:

American Stock Transfer & Trust Company

Hand, Mail, or Courier.

Corporate Actions Department

59 Maiden Lane

New York, NY 10038

Tel. Toll Free: 1-800-937-5449

Any questions and requests for assistance may be directed by holders of Perle Shares to the Depositary at the telephone numbers and location set out above.

Attachment 5

PERLE SYSTEMS LIMITED (COMPANY LOGO)

October 28, 2003

To Our Shareholders:

You are cordially invited to attend a Special Meeting of the Shareholders of Perle Systems Limited (the "Corporation") to be held at the offices of Goodman and Carr LLP, 200 King Street West, Suite 2300, 23 West Boardroom, Toronto, Ontario on Friday, November 28, 2003, at 10:00 A.M. (local time in Toronto).

We will be considering and acting upon a special resolution of the shareholders of the Corporation authorizing an amendment to the Articles of the Corporation to effect a consolidation of the issued and outstanding common shares of the Corporation. As in the past, there will be an opportunity following the formal meeting for informal questions and discussions.

Sincerely,

/s/ JOSEPH PERLE

Joseph E. Perle

Chairman